[redacted]

new directions.

TARRAGON REALTY INVESTORS

ANNUAL REPORT 2003



We have accelerated our development pace, especially in urban infill markets. We are an opportunistic homebuilder with a $1.5 billion development pipeline, as well as a $1 billion investment property portfolio.

Financial Highlights

(in thousands except per share values)	2003	2002	2001
Total Consolidated Revenue	**$141,252**	$107,121	$110,488
Net Income	**$ 31,194**	$ 5,459	$ 1,229
Earnings per Share (diluted)	**$ 1.80**	$ 0.32	$ 0.04
Estimated Fully Diluted Fair Market Value of Net Assets per Common Share at Year End	**$ 20.34**	$ 16.68	$ 15.72
Revenues—Homebuilding Sales (including unconsolidated JVs at 100%)	**$153,862**	$ 26,179	$ 25,950
Revenues—Investment Division (including unconsolidated JVs at 100%)	**$124,174**	$122,487	$ 93,879
Cash and Cash Equivalents	**$ 21,626**	$ 18,023	$ 8,989



BY THE NUMBERS: NEW DIRECTIONS, RECORD RESULTS


1.2
5.5
31.2
'01
'02
'03

Net Income
($ in millions)


4.96
6.47
8.16
13.21
14.50
'00
'01
'02
'03
'04[1]

Historical Year End Common Stock Prices
2000 Through 2004[2]
($)


15.7
16.7
20.3
'01
'02
'03

Market Value Per Share Fully Diluted
($)

[1] Stock price is as of 4/20/04.

[2] Note: 2000 has been restated for the 10% stock dividend paid in 2001. 2000 and 2001 have been restated for the 10% stock dividend paid in 2002. 2000 through 2002 have been restated to give effect to the February 2003 three-for-two stock split. 2000 through 2003 have been restated to give effect to the January 2004 five-for-four stock split.

DEAR FELLOW SHAREHOLDERS

Tarragon Realty Investors, Inc. had a record year in 2003, reflecting, for the first time, the significant contribution of our Homebuilding Division. Total revenues in 2003 increased 32%, to $141.3 million from $107.1 million. Revenues from homebuilding sales in the Homebuilding Division were $56.3 million in 2003, more than double 2002 division sales of $26.2 million. Net income for the Company climbed to the highest level in our 30-year history, to $31.2 million in 2003, from $5.5 million in 2002. Earnings per share for 2003 were $1.80 on a fully diluted basis, which is more than five times 2002 results of $.32 per share.

Our success can be attributed to our corporate culture, which embraces change and allows us to be flexible in spotting and reacting to market opportunities as they arise. Evidence of our culture is the decision made three years ago to decisively move into for-sale housing, through the creation of our Homebuilding Division.

The path toward success in the urban, high-density homebuilding and condominium conversion business is quite similar, in many respects, to that of rental community development, which has been our emphasis over the past six years. Both require a complex blend of government and community relations, quality design, cost-effective construction, creative finance and marketing savvy. Our development expertise enables us to identify and secure sites, obtain zoning and other approvals, design and build product that appeals to targeted homebuyer segments, and market and sell homes.

We are capitalizing on the transformation the homebuilding industry is currently experiencing. As suburban development becomes constrained (due to a scarcity of entitled land and "not in my backyard" restrictions on growth), more and more development is directed toward urban areas, including infill locations in downtown and inner suburban "rings."

At the same time, favorable demographic and social trends support increased demand for for-sale product in urban markets. Smaller households and later-occurring marriages, among other factors, are contributing to demand. Quite simply, singles, younger couples, immigrants and empty nesters often want to be "in the city."

At year-end 2003, we had 14 for-sale communities under development, representing 1,873 homes or home sites with an estimated sell-out of $613 million. Our backlog of homes or home sites sold but not closed at year-end 2003 was 774 units or $203 million. In addition, we currently have four new rental apartment communities, representing 834 units, in our development pipeline.

We currently control properties on which we can develop over the next 4–6 years an additional 2,000 units with projected average sales prices of $460,000. In addition, we have acquisition teams seeking new projects in each of our markets.

The growing value of our well-maintained rental apartment communities in our Investment Division contributed to the significant increase in Tarragon's estimated net asset value in 2003. On a fully diluted per share basis, net asset value increased 22% to $20.34 at year-end 2003, from $16.68 at December 31, 2002. (These figures reflect a 5-for-4 stock split, effective January 2004.)







In a challenging national rental apartment market, Investment Division net operating income declined 3% year-to-year to $59.0 million for 2003, down from $60.7 million in 2002. Same-store rental revenues, for properties owned for 12 months in 2002 and 2003, however, increased from $60.3 million in 2002 to $62.2 million in 2003, as we invested in property "curb appeal" and enhanced customer service.

Meanwhile, the long-term market for multifamily residential rental apartments is promising. For this reason, we continue to seek new rental apartment development sites and make economically justifiable improvements to existing communities.

The other key ingredient to our success has been the efforts of our 443 employees, led by a seasoned Corporate staff, with experience and expertise in all aspects of real estate development, financing and management. Our management, directors and their families own almost 50% of the Company's common stock.

As we continue to grow, expect us to be flexible in our approach to the business and to always focus on creating and seizing opportunities to generate favorable investment returns and long-term net asset value. Fundamentally, that is what defines our Company.

Our dedicated management team and diligent employees are committed to produce even better results in 2004.

William S. Friedman
President and
Chief Executive Officer
Tarragon Realty Investors, Inc.

Robert P. Rothenberg
Chief Operating Officer
Tarragon Realty Investors, Inc.

Robert C. Rohdie
President
Tarragon Development Corp.

HOMEBUILDING DIVISION

Condominium development and conversion is the fastest growing segment of the Company.

As homebuilders, we target high-density infill residential communities in Florida, New Jersey, suburban New York, and Nashville, Tennessee.

Supply-constrained conditions in these markets, favorable social and demographic trends that enhance demand, and the Company's keen ability to capture new opportunities as they arise are all fueling the strong growth of Tarragon's Homebuilding Division.

More specifically, Tarragon builds luxury condominium residences in downtown locations such as Ft. Lauderdale, Florida, Sarasota, Florida, and Hoboken, New Jersey. We convert rental communities into condominiums, including properties that formerly constituted part of our investment portfolio as well as properties purchased for conversion. We develop and sell townhomes, narrow-lot homes, low-rise condominiums and carriage homes. We develop both affordable and luxury low-rise and mid-rise rental apartment communities that, upon stabilization, become part of our investment portfolio. In addition, we acquire, renovate and reposition older apartments, which also are subsequently transferred to our Investment Division.

Condominium development and conversion is the fastest growing segment of the Company. We are currently developing or control properties on which we can develop over the next 4–6-years in excess of 3,200 units with a sell-out value of $1.5 billion.



26.0
26.2
153.9
'01
'02
'03

Revenues—Homebuilding Sales (including unconsolidated JVs)
($ in millions)



Hoboken Rising: New Condominiums for Young Professionals, Working Families

In 2003 Tarragon began construction of its first condominium building in Hoboken, New Jersey's Upper Grand area.

Within 10 days of opening our sales office at 1300 Grand, we took reservations for 113 of the 118 units, representing $42.2 million in sales reservations. We kept five units off the market until the development nears completion. Units sold quickly for prices ranging from $275,000 to $450,000, which represented the highest price paid per square foot in the market.

With our joint-venture partner, URSA Development, Tarragon plans to develop up to 1,400 units, including affordable rental units, in the Northwest Hoboken redevelopment district, which is soon to become a vibrant neighborhood, with ground-level retail and modern buildings that fit comfortably into the traditional Hoboken streetscape. Tarragon expects total sales revenue from its Upper Grand Development to exceed $400 million over the 4- to 6-year build-out.



photos from top, clockwise

1. *Las Olas Riverhouse, Ft. Lauderdale, FL*
2. *Venetian Bay Villages, Kissimmee, FL*
3. *Hoboken, NJ, Condominiums*
4. *Pinecrest Village Condominiums, Ft. Lauderdale, FL*

HOMEBUILDING DIVISION



photos from top, clockwise

1. *Waterstreet at Celebration, FL*
2. *Warwick Grove, Warwick, NY*
3. *Tuscany on the Intracoastal, Boynton Beach, FL*
4. *The Metropolitan, Sarasota, FL*

Demographic shifts and lifestyle decisions are fueling demand for for-sale housing product in urban areas.

Recognizing growth opportunities as well as potential profits, we have accelerated our for-sale housing development in the past two years, especially in urban infill markets. We believe this segment will continue to see rapid growth. Scarcity of suburban land for development and increased restrictions and controls on growth in many markets are channeling a significant share of new construction into urban areas.

Simultaneously, demographic shifts and the appreciation of residential real estate are fueling demand for for-sale, or owned, product in these urban areas. Smaller households and later-occurring marriages, for example, contribute to demand. Singles, young couples, couples without children, immigrants and empty-nesters appreciate the romance of city living, with its proximity to jobs, cultural amenities, and people of similar lifestyles or ethnic backgrounds.

The sustained increase in home prices, including condominium residences, together with low-cost mortgage financing, which currently is readily available, has fueled high demand for for-sale product of all types.

Many of our communities are or will be targeted to well-defined buyer segments, such as active adults 55 and older, young professionals and families, gays and lesbians, and echo-boomers who are moving up to higher-priced homes.



In Fast-Growing Florida, Tarragon's "Tuscany" Offers Luxury Living

Tarragon purchased the 286-unit Tuscany on the Intracoastal in 2003, recognizing that its waterfront location between Boca Raton and Palm Beach had potential for condominium conversion. Tarragon paid $45.5 million for the luxury rental community.

Further analysis confirmed the demand for and positive economics of converting Tuscany into condominiums. With waterfront views, Mediterranean charm, excellent recreational opportunities, and structured parking, Tuscany is attracting aging baby boomers, empty nesters and younger first-time and move-up buyers.

Homes in the 286-unit community have been sold or reserved with 10% deposits, at prices between $150,000 and $400,000 per unit. Tarragon expects sales revenue from Tuscany to exceed $70 million.

INVESTMENT DIVISION

While Tarragon's Homebuilding Division seeks to generate high returns over shorter time horizons, the Investment Division measures its performance by growth in net asset value and net operating income.

Tarragon owns and actively manages a portfolio of income-producing residential and commercial real estate valued at nearly $1 billion. About 90% of our investment assets are multifamily residential rental communities, including 62 garden and high-rise properties with approximately 15,000 individual apartment units. Our rental communities are concentrated in Florida, Connecticut and Texas.

While Tarragon's Homebuilding Division seeks to generate high returns over shorter time horizons, the Investment Division measures its performance by growth in net asset value and net operating income. Notably, cash flow generated by the operation, sale and refinancing of properties in our investment portfolio supports our homebuilding activities.

In order to optimize revenue generated by our properties, we employ daily value pricing and lease inventory management systems, and we have developed programs to enhance ancillary income. To take advantage of our purchasing power, we use national and regional accounts—including those developed by our Homebuilding Division—for bulk purchasing.

Tarragon seeks to enhance the quality of our overall investment portfolio through selective acquisitions, generally targeting value-added opportunities in markets where our presence is established. We also continue to identify and evaluate opportunities to develop new rental communities. While it is a challenging time for apartment landlords in many markets, with low interest rates and other factors driving so many renters (particularly at higher income levels) toward homeownership, the long-term outlook for multifamily residential rental properties remains promising. In recognition, asset values for this product type are now at historic national highs.


93.9
122.5
124.2
'01
'02
'03

Revenues—Investment Division (including unconsolidated JVs)
($ in millions)



Empty Nesters Retreat to Warwick Grove

In 2003 Tarragon, with partner Leyland Alliance, LLC, began construction on Warwick Grove, an active adult community in Warwick, New York, approximately 35 miles from Manhattan, in Orange County, NY.

The planned development will feature 154 single-family homes, 32 townhomes and 28 condominium units on a 130-acre site. Warwick Grove's 19th century New England-style designs have already garnered architectural awards for this senior-living community, conceived as an alternative to suburban sprawl.

Homes in pedestrian-friendly Warwick Grove will sell for $350,000 to $575,000. Tarragon expects sales revenues from Warwick Grove to exceed $100 million over the next 4–6 years.





FINANCIAL TABLE OF CONTENTS

Please read the following information along with the Consolidated Financial Statements and Notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. Dollar amounts are in thousands, except per share amounts.

For the Years Ended December 31,	2003	2002	2001	2000	1999
OPERATING DATA					
Rental revenue	**$ 84,051**	$ 80,362	$ 84,020	$ 86,990	$ 72,977
Homebuilding sales revenue	**56,279**	26,179	25,950	6,704	—
Total revenue	**141,252**	107,121	110,488	94,070	73,588
Equity in income (loss) of partnerships and joint ventures	**22,476**	16,642	7,719	16,081	(716)
Net gain on sale of real estate					
Presented in income from continuing operations	**1,223**	1,258	4,994	8,031	11,969
Presented in discontinued operations	**23,118**	6,540	—	—	—
Income (loss) from continuing operations	**$ 7,977**	$ (580)	$ 903	$ 9,655	$ 5,701
Net income	**$ 31,194**	$ 5,459	$ 1,229	$ 6,958	$ 5,257
Earnings per common share(1)					
Income (loss) from continuing operations allocable to common stockholders	**$ .50**	$ (.08)	$ .02	$ .56	$ .34
Net income allocable to common stockholders	**$ 2.08**	$ .32	$ .04	$ .40	$ .31
Earnings per common share—assuming dilution(1)					
Income (loss) from continuing operations allocable to common stockholders	**$ .43**	$ (.08)	$ .02	$ .55	$ .34
Net income allocable to common stockholders	**$ 1.80**	$ .32	$ .04	$ .39	$ .31
Cash dividends per common share(1)	**$ —**	$ —	$ —	$ —	$ .19

December 31,	2003	2002	2001	2000	1999
BALANCE SHEET DATA					
Real estate held for investment	**$395,095**	$427,989	$373,501	$395,351	$253,595
Real estate held for sale	—	7,538	29,232	29,558	51,729
Homebuilding inventory	**97,234**	31,632	31,412	37,926	—
Investments in and advances to partnerships and joint ventures	**81,764**	29,102	31,297	29,882	48,834
Cash and cash equivalents	**21,626**	18,023	8,989	4,141	3,951
Total assets	**623,817**	540,224	503,770	520,932	379,065
Notes, debentures, and interest payable	**471,262**	428,926	399,956	426,285	287,767
Stockholders' equity	**103,328**	73,733	73,118	74,126	72,993
Book value per common share(1)	**$ 6.51**	$ 4.53	$ 4.33	$ 4.28	$ 4.02

(1) Per share data have been restated to give effect to the 10% stock dividends declared in December 2000 and December 2001, a three-for-two stock split in February 2003, and a five-for-four stock split in January 2004.

Please read this discussion along with the Consolidated Financial Statements and Notes. Dollar amounts in tables are in thousands.

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS INCLUDED IN THIS ANNUAL REPORT

In addition to historical information, this Annual Report contains forward-looking statements. Forward-looking statements are expressions of our current beliefs and expectations, based on information currently available to us, estimates, and projections about our industry, and certain assumptions made by our management. These statements are not historical facts. We use words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions to identify our forward-looking statements, which include, among other things, our anticipated financings and sales of properties and homebuilding inventory.

Because we are unable to control or predict many of the factors that will determine our future performance and financial results, including future economic, competitive, and market conditions, our forward-looking statements are not guarantees of future performance. They are subject to risks, uncertainties, and errors in assumptions that could cause our actual results to differ materially from those reflected in our forward-looking statements. We believe that the assumptions underlying our forward-looking statements are reasonable. However, you should not place undue reliance on these forward-looking statements. They only reflect our view and expectations as of the date of this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statement in light of new information, future events, or otherwise.

CRITICAL ACCOUNTING POLICIES

Asset Impairment

We periodically review the carrying values of our properties. Accounting principles generally accepted in the United States of America ("GAAP") require that the carrying value of a property held for sale not exceed the lower of its cost or its estimated fair value less costs to sell. In instances where a property's estimated fair value less costs to sell is less than its carrying value at the time of evaluation, we provide an allowance for loss by making a charge against operations. Our review of properties held for sale generally includes selective site inspections, comparing the property's current rents to market rents, reviewing the property's expenses and maintenance requirements, discussions with the property manager, and a review of the surrounding area. We may make adjustments to estimated fair values based on future reviews.

We also evaluate our properties held for investment for impairment whenever events or changes in circumstances indicate that a property's carrying value may not be recoverable. This evaluation generally consists of reviewing the property's cash flow and current and projected market conditions, as well as changes in general and local economic conditions. If we conclude that a property has been impaired, its carrying value is written down to estimated fair value with a charge against current earnings.

Investments in Joint Ventures Accounted for Using the Equity Method

We use the equity method to account for investments in partnerships and joint ventures over which we exercise significant influence but do not control. Under the equity method, our initial investments are increased by our proportionate share of the partnerships' operating income and additional advances and decreased by our proportionate share of the partnerships' operating losses and distributions received. Our interest in intercompany transactions is eliminated.

We determine Tarragon's proportionate share of the profits or losses of the partnerships and joint ventures consistent with the allocation of cash distributions in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position ("SOP") 78-9, "Accounting for Investments in Real Estate Ventures."

We have investments in 24 partnerships or joint ventures in which we hold noncontrolling interest or our outside partners have significant participating rights, as defined by the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force in its 96-16 Abstract, or important rights, as defined by SOP 78-9. The net effect of not consolidating these joint ventures has been to reduce consolidated total assets, total liabilities, and gross revenues and expenses but has had no effect on reported net income or loss except in instances where we have received distributions from a joint venture in excess of our investment in the joint venture, with the excess recorded as income.

Revenue Recognition

Homebuilding sales revenue is typically recognized at the time of closing under the completed contract method. The related profit is recognized when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred until such requirements are met. For mid-rise and high-rise condominium developments, where construction typically takes eighteen months or more, the percentage-of-completion method is employed. Under this method, once construction is beyond a preliminary stage, buyers are committed to the extent of being unable to require refunds except for non-delivery of the home, a substantial percentage of homes are under firm contracts, the sale prices are deemed collectible, and remaining costs and revenues can be reasonably estimated, revenue is recorded as a portion of the value of non-cancelable sale contracts. Revenue recognized is calculated based upon the percentage of construction costs incurred in relation to total estimated construction costs. Any amounts due under sale contracts, to the extent recognized as revenue, are recorded as contracts receivable.

Rental revenue is recognized on the straight-line method. Lease terms for our apartment communities are generally for one year or less. Lease terms for our commercial properties are generally from three to five years, although they may be shorter or longer. Rental concessions are deferred and amortized on the straight-line method over the lease terms as a reduction to rental revenue. We accrue percentage rentals only after the tenant's sales have reached the threshold provided for in the lease.

Interest and management fee revenue are recognized when earned. Revenue from long-term laundry and cable service contracts is deferred and amortized to income on the straight-line method over the terms of the contracts.

Gains on sales of real estate are recognized when and to the extent permitted by SFAS No. 66, "Accounting for Sales of Real Estate." Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery, or financial method, whichever is appropriate.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which, among other things, rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." SFAS No. 4 required gains and losses from extinguishments of debt to be classified as extraordinary items, if material. Under SFAS No. 145, gains and losses on extinguishments of debt will no longer be classified as extraordinary unless they meet the unusual in nature and infrequency of occurrence criteria in the Accounting Principles Board's Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," which is expected to be rare. We adopted SFAS No. 145 on January 1, 2003. Therefore, gains or losses on extinguishment of debt prior to maturity are no longer classified as extraordinary items. As required by SFAS No. 145, items classified as extraordinary in prior periods that do not meet the criteria in ABP No. 30 for classification as extraordinary have been reclassified to conform to the current presentation. There was no impact on our reported net income. Such items were $846,000 during 2002 and $605,000 in 2001. We also recognized a gain on debt forgiveness of $420,000 in October 2001 upon the discounted payoff of the mortgage secured by Orlando Central Park.

In November 2002, the FASB issued Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of SFAS No. 5, "Accounting for Contingencies, SFAS No. 57, "Related Party Disclosures," and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." FIN 45 requires guarantors to recognize a liability at the inception of guarantee arrangements within its scope. Guarantors are also required to provide additional disclosures for guarantees. We adopted FIN 45 on January 1, 2003. There was no impact on our reported net income.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which was revised December 2003. FIN 46 clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements," for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The period in which the provisions of FIN 46 apply to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, has been deferred by the FASB until the first fiscal period ending after March 15, 2004. Our initial determination is that the adoption of the provisions of FIN 46 will not have a material effect upon our financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We adopted SFAS No. 150 as required on July 1, 2003. There was no impact on our financial statements.

ENVIRONMENTAL MATTERS

Under federal, state, and local environmental laws, ordinances, and regulations, Tarragon may be liable for removal or remediation costs, as well as other costs (such as fines or injuries to persons and property) where our employees may have arranged for removal, disposal, or treatment of hazardous or toxic substances. In addition, environmental laws impose liability for release of asbestos-containing materials into the air, and third parties can seek recovery from Tarragon for personal injury associated with those materials. We are not aware of any liability relating to these matters that would have a material adverse effect on our business, financial position, or results of operations. However, there is a matter involving the alleged release of asbestos-containing materials at one of our condominium conversion projects. As of this date, we are unable to determine the outcome of this matter and whether it will have a material impact on our financial statements. We have incurred legal and other professional fees and costs of relocating residents in connection with this matter totaling $308,000 to date. Remediation has been completed at a total cost of $800,000.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of cash are home sales, Investment Division property operations, borrowings, and proceeds from the sale of Investment Division properties. As our Homebuilding Division continues to grow, home sales will become our primary source of cash. We believe these sources will continue to meet our cash requirements, including debt service, property maintenance and improvements, development costs for rental apartment and for-sale communities under construction or renovation, projected purchases of existing properties, dividends on preferred stock, and planned repurchases of common stock. Although we expect these sources of cash to be sufficient to fund planned uses of cash, we can make no assurance that the expected home and Investment Division property sales and borrowings will be completed as planned.

Proceeds from borrowings are expected to continue to be a key source of cash for Tarragon. During 2004, we expect to generate net proceeds from mortgage borrowings or other financing transactions on consolidated and unconsolidated properties of $20 million. We have a $20 million unsecured line of credit with affiliates of William S. Friedman, our President and Chief Executive Officer and Chairman of our Board of Directors. Advances under the line of credit accrue interest at the lower of 100 basis points over the thirty-day LIBOR or the lowest rate offered in writing to Tarragon for an unsecured loan by an institutional lender. Payments of interest only are due on demand, but no more frequently than monthly, and all outstanding principal and interest are due at maturity. In January 2004, the line of credit was extended to January 2006. All of these funds were available to us as of December 31, 2003, as there was no outstanding balance. We also have lines of credit with two banks. One is a $16.8 million line of credit, of which $8.6 million is currently available, secured by mortgages on five properties and Tarragon common stock. Payment terms are interest only monthly at 175 basis points over the thirty-day LIBOR, with the outstanding balance due at maturity of June 2005. The other is a fully utilized $2 million line of credit secured by Tarragon common stock. Payment terms are interest only monthly at 240 basis points over the thirty day LIBOR, with the outstanding balance due at maturity of May 2004.

Proceeds from sales of properties are also expected to continue to be a key source of cash for Tarragon. We expect to generate $14 million in net proceeds from the sale of consolidated Investment Division properties during 2004.

Contractual Commitments

The following table summarizes information regarding contractual commitments.

	2004	2005 and 2006	2007 and 2008	Thereafter	Total
Scheduled debt maturities	$17,768	$243,736	$34,608	$172,945	$469,057
Operating leases	894	1,942	2,033	26,173	31,042
	18,662	245,678	36,641	199,118	500,099
Guaranteed debt of unconsolidated partnerships and joint ventures	57,697	122,809	—	925	181,431
	$76,359	$368,487	$36,641	$200,043	$681,530

In 2005 and 2006, $107 million of the maturing loans contain extension options ($99.7 million with two years and $7.3 million with one year). An $8.1 million mortgage maturing in 2007 has a five year extension option. We intend to extend the loans or pay them off largely through refinancings and home sales. We believe we can arrange such new financing as may be needed to repay maturing loans.

We have guaranteed $76.2 million of mortgages on six unconsolidated properties; $54.5 million relates to two mortgages that mature in 2006 and have two-year extension options, $925,000 relates to a mortgage that matures in 2012, $900,000 relates to a mortgage that matures in 2023, and the balance relates to two mortgages that mature in 2004. We have also guaranteed construction loans totaling $146.7 million on three unconsolidated properties, including the $109 million construction loan for the Las Olas River House condominium development. This construction loan has a December 31, 2003, balance of $68.3 million, matures in 2005, and contains a one-year extension option. (As of December 31, 2003, sales at this project had reached $146 million—see the discussion below in "Segment Operating Results" under "Homebuilding Division.") The aggregate balance of the other construction loans at December 31, 2003 is $37.7 million. These loans mature in 2004 and have one- or two-year extension options. In addition, we guaranteed $750,000 in loans that were paid off in January 2004.

Sources and Uses of Cash

The following table presents major sources and uses of cash for the past three years.

For Years Ended December 31,	2003	2002	2001
Sources of Cash:			
Net cash flow from property operations	**$ 15,087**	$ 18,066	$ 14,197
Net proceeds from the sale of real estate:			
Investment Division	**24,244**	20,658	3,608
Homebuilding Division	—	378	4,039
Net proceeds (payments) related to financings and other borrowings			
Investment Division	**45,063**	19,204	10,103
Homebuilding Division	—	(8,238)	8,207
Lines of credit	**(3,370)**	(13,184)	1,558
Net proceeds from home sales	**8,320**	14,715	8,122
Other:			
Collections of notes and interest receivable	**1,052**	3,870	5,203
Litigation settlement	—	—	2,294
Total sources of cash	**90,396**	55,469	57,331
Uses of Cash:			
Purchase of homebuilding inventory or land for development	**(16,611)**	(4,975)	(2,474)
Development and renovation costs (net of borrowings)	**(5,142)**	(3,869)	(12,503)
Advances to partnerships and joint ventures for homebuilding activities	**(35,271)**	(1,812)	(12,289)
Cash used in homebuilding activities	**(57,024)**	(10,656)	(27,266)
Purchase of Investment Division apartment communities	—	—	(2,366)
Property capital improvements	**(11,161)**	(16,247)	(9,891)
Other:			
Stock repurchases	**(4,186)**	(4,863)	(3,234)
General and administrative expenses paid	**(13,904)**	(12,943)	(8,721)
Dividends to stockholders	**(791)**	(1,325)	(497)
Other	**273**	(401)	(508)
Total uses of cash	**(86,793)**	(46,435)	(52,483)
Net sources of cash	**$ 3,603**	$ 9,034	$ 4,848

Advances to partnerships and joint ventures for homebuilding activities in 2003 included:

- $15.5 million to Metropolitan Sarasota to purchase land for its 124-unit high-rise, luxury condominium development in Sarasota, Florida.
- $8.3 million to One Las Olas for development costs of its 287-unit high-rise, luxury condominium development in Ft. Lauderdale, Florida.
- $1.8 million to East Las Olas for development costs of its 44-unit mixed-use retail and condominium development in Ft. Lauderdale, Florida.
- $7.8 million to Thirteenth Street Development for development costs related to its two mid-rise, luxury condominium developments with a total of 277 homes in Hoboken, New Jersey.

Advances to partnerships and joint ventures for homebuilding activities in 2002 included:

- $4.6 million to East Las Olas to purchase land.
- $597,000 to Thirteenth Street Development for pre-development costs.
- $1.5 million to Guardian-Jupiter Partners, which had a rental apartment community under construction.
- Net repayment of advances of $4.8 million from One Las Olas upon closing of its construction loan.

Of advances to partnerships and joint ventures for homebuilding activities for 2001, $8.1 million was to One Las Olas.

Common Stock Repurchase Program

The Board of Directors has authorized a common stock repurchase program. We intend to continue to repurchase shares of our common stock as long as we believe the fair market value of our net assets per share is substantially greater than the market price of our common stock. We repurchased 275,443 shares of our common stock in open market and negotiated transactions in 2003 at a cost of $4.2 million. We repurchased 326,982 shares for an aggregate $4.7 million in 2002 and 265,708 shares for an aggregate $3.2 million in 2001. Subject to market conditions, we expect to repurchase shares of our common stock in 2004 at a rate consistent with that of the prior three years. As of December 31, 2003, Tarragon had authority to repurchase an additional 354,963 common shares.

Sales of Consolidated Properties

The following table summarizes sales of consolidated properties during the last three years (in thousands). Except for the sale of a portion of Northwest O'Hare Office Building in 2003 and the sale of Palm Grove in 2002, the gains on sale in 2002 and 2003 were presented in discontinued operations in accordance with SFAS No. 144.

Date of Sale	Property	Sale Price	Net Cash Proceeds	Gain (Loss) on Sale
2003:				
Jan-03	Prado Bay Apartments	**$10,315**	**$ 4,119**	**$ 5,107**
Jan-03	Newport Apartments	**10,000**	**4,106**	**2,013**
Jan-03	Northwest O'Hare Office Building	**3,000**	**2,748**	**1,223**
Feb-03	Briarwest Shopping Center	**3,100**	**1,426**	**1,098**
Mar-03	Holly House Apartments	**3,017**	**1,186**	**1,005**
Jul-03	Diamond Loch Apartments	**4,250**	**652**	**1,256**
Sept-03	Marina Park Apartments	**10,300**	**5,931**	**6,111**
Dec-03	Bay West Apartments	**12,650**	**4,076**	**6,528**
		56,632	**24,244**	**24,341**
2002:				
Mar-02	Collegewood Apartments	5,238	3,005	2,267
Oct-02	Lake Highlands Land	420	378	267
Dec-02	Palm Grove Apartments	3,125	1,890	1,258
Dec-02	English Village Apartments	12,900	2,519	4,006
		21,683	7,792	7,798
2001:				
Feb-01	Park Norton Apartments	1,019	373	—
Mar-01	Rancho Sorrento Office Park	4,050	1,484	499
Apr-01	K-Mart in Charlotte, NC	375	354	174
Jul-01	K-Mart in Temple Terrace, FL	7,729	1,871	1,902
Nov-01	Cornell Apartments	4,100	1,468	1,919
Dec-01	Midland Plaza	950	283	(22)
		18,223	5,833	4,472
		$96,538	$37,869	$36,611

Homebuilding Sales and Development

The following table summarizes homebuilding sales and development activities for 2001 through 2003.

	2003	2002	2001
Aggregate sales collected	**$ 52,655**	$ 25,207	$ 24,718
Mortgage payments	**(44,335)**	(10,492)	(16,596)
Net cash proceeds	**8,320**	14,715	8,122
Renovation costs paid	**(30,663)**	(5,128)	(13,180)
Proceeds from borrowings	**25,553**	—	462
Net cash received (paid)	**$ 3,210**	$ 9,587	$ (4,596)

RESULTS OF OPERATIONS

2003 Compared to 2002

Consolidated Properties

At December 31, 2003, our consolidated apartment communities included 9,251 operating rental apartments, and our consolidated commercial properties had an aggregate 1.1 million square feet. The following table summarizes aggregate property level revenues and expenses for all of our consolidated properties for the years ended December 31, 2003 and 2002.

	2003	2002	Change
Rental revenue	**$ 84,051**	$ 80,362	$ 3,689
Property operating expenses	**(46,979)**	(42,884)	(4,095)
Net operating income	**37,072**	37,478	(406)
Interest expense	**(24,368)**	(21,421)	(2,947)
Depreciation expense	**(20,032)**	(17,736)	(2,296)
	$ (7,328)	$ (1,679)	$ (5,649)

The following table presents the impact on property level revenues and expenses of the operations of recently completed properties in lease-up, properties undergoing conversion to condominiums for sale, properties consolidated, and one property sold during the two-year period.

	Properties Consolidated in April 2002[(a)]	Property Sold	Condominium Conversions	Properties in Lease-up[(b)]	Other Changes	Total
Rental revenue	$1,997	$(929)	$(1,110)	$ 3,818	$ (87)	$ 3,689
Property operating expenses	(745)	623	256	(1,595)	(2,634)	(4,095)
Net operating income	1,252	(306)	(854)	2,223	(2,721)	(406)
Interest expense	(79)	(16)	(2,587)	(155)	(110)	(2,947)
Depreciation expense	(251)	—	—	(603)	(1,442)	(2,296)
	$ 922	$(322)	$(3,441)	$ 1,465	$(4,273)	$(5,649)

(a) In connection with a change in control, Antelope Pines and Woodcreek Garden were consolidated beginning April 2002.

(b) Includes six recently completed properties in lease-up during one or both periods presented.

Taking units out of service at Pine Crest Apartments in connection with its condominium conversion resulted in a $2.1 million decrease in rental revenue and a $582,000 decrease in property operating expenses. We reported increases in rental revenue of $1 million and net operating income of $506,000 from Tuscany on the Intracoastal, which was purchased as a condominium conversion in June 2003.

Also in connection with the condominium conversion of Pine Crest, we incurred prepayment penalties totaling $3.1 million and $241,000 of deferred financing expenses written off upon the early payoff of two mortgages when we closed a $25 million condominium conversion loan.

The increase in property operating expenses included in Other Changes is related to higher personnel, landscaping, and other costs incurred in order to maintain occupancy in highly competitive rental markets. Additionally, property taxes were higher for newly constructed apartment communities whose values have been reassessed after completion. Also, weather-related costs, including utilities and heavy snow removal, were higher, and insurance costs increased.

Other changes for depreciation expense include $1.4 million resulting from resuming depreciation of two apartment communities upon their reclassification to real estate held for investment in the second quarter of 2003, including an adjustment to record depreciation for the period during which they were classified as held for sale.

Unconsolidated Partnerships and Joint Ventures

The following table summarizes the components of equity in income of unconsolidated partnerships and joint ventures for 2003 and 2002.

	2003	2002	Change
Homebuilding Operations			
Homebuilding sales revenue	$ 97,583	$ —	$ 97,583
Costs of homebuilding sales	(77,381)	—	(77,381)
	20,202	—	20,202
Rental Property Operations			
Rental revenue	47,534	41,639	5,895
Property and other operating expenses	(25,806)	(20,851)	(4,955)
Net operating income	21,728	20,788	940
Interest expense	(17,576)	(14,462)	(3,114)
Depreciation expense	(9,485)	(8,311)	(1,174)
	(5,333)	(1,985)	(3,348)
Gain on sale of real estate	—	27,240	(27,240)
Discontinued operations	—	7,539	(7,539)
Elimination of management fees paid to Tarragon	4,325	1,403	2,922
Outside partners' interests in income of joint ventures	(5,525)	(7,353)	1,828
Distributions in excess of investment	9,120	6,055	3,065
Loss from investment written off	(313)	—	(313)
Reduction in gain recognized for distributions in excess of investment recognized in 2000	—	(16,257)	16,257
Equity in income of partnerships and joint ventures	$ 22,476	$ 16,642	$ 5,834

Income from homebuilding operations was recognized in 2003 when Las Olas River House, a high-rise condominium development owned by One Las Olas, met the criteria requiring use of the percentage-of-completion method of accounting for the sale of its units. As of December 31, 2003, construction was 74% completed, and sales of 186 units were under firm contract.

Gain on sale of real estate for 2002 includes a $25.1 million gain on the sale of Devonshire Apartment Owners' sole property and $2.1 million in gains on sale of three properties owned by Ansonia Apartments. The reduction in gain recognized for distributions in excess of investment recognized in 2000 relates to Devonshire Apartment Owners. This income was recognized in connection with the transfer of ownership of The Villages at Gateway to the joint venture in July 2000 and represented distribution of financing proceeds in excess of our investment in the joint venture.

Discontinued operations include the net operating results of Stone Creek Associates and the gain on sale of its only property in December 2002.

Distributions in excess of investment are primarily related to distributions of financing proceeds of joint ventures in which we have recovered our investment. In these situations, the joint ventures' debt is non-recourse to Tarragon, and Tarragon has not committed to fund any cash flow deficits of the joint ventures.

The following table presents the effect of the operations of recently completed properties in lease-up and properties consolidated, deconsolidated, or sold during the two-year period on aggregate joint ventures' property level revenues and expenses.

	Properties Consolidated in 2002(a)	Properties Sold in 2002(b)	Property Deconsolidated in 2002(c)	Properties in Lease-up(d)	Other Changes(e)	Total
Rental revenue	$(1,405)	$(1,357)	$ 1,374	$ 6,258	$ 1,025	$ 5,895
Property and other operating expenses	550	933	(1,303)	(3,192)	(1,943)	(4,955)
Net operating income	(855)	(424)	71	3,066	(918)	940
Interest expense	267	435	(560)	(1,816)	(1,440)	(3,114)
Depreciation expense	243	—	(531)	(1,165)	279	(1,174)
	$ (345)	$ 11	$(1,020)	$ 85	$(2,079)	$(3,348)

(a) In connection with a change in control, Antelope Pines and Woodcreek Garden were consolidated beginning April 2002.

(b) Includes four apartment communities sold in 2002. Operating results for a fifth property sold are presented in discontinued operations.

(c) Due to a change in control in connection with forming a joint venture, Vintage at Fenwick Plantation was deconsolidated in January 2003. Construction of the property was completed in 2003, and it began leasing in July 2002.

(d) Includes three partnerships with recently completed properties in lease-up during most of 2003.

(e) The increase in interest expense resulted from new and supplemental financing placed on several properties, including prepayment penalties and the write-off of deferred borrowing costs.

General and Administrative Expenses

Corporate general and administrative expenses increased $3.8 million for 2003 compared to 2002 primarily due to homebuilding-related personnel additions and compensation increases. We have assimilated a team dedicated to homebuilding to help create our pipeline of projects, which take two to four years from inception to generate revenue. Please see the discussion below under "Segment Operating Results—Homebuilding Division." Additionally, we incurred legal and other professional fees and costs of relocating residents of $308,000 in 2003 in connection with a matter relating to the alleged release of asbestos-containing materials at one of our condominium conversion projects.

Property general and administrative expenses increased $628,000 for 2003 compared to 2002, primarily due to property management personnel additions and salary increases.

2002 Compared to 2001

Consolidated Properties

At December 31, 2002, our consolidated apartment communities included 9,815 operating rental apartments, and our consolidated commercial properties had an aggregate 1.2 million square feet. The following table summarizes aggregate property level revenues and expenses for all of our consolidated properties for the years ended December 31, 2002 and 2001.

	2002	2001	Change
Rental revenue	$ 80,362	$ 84,020	$(3,658)
Property operating expenses	(42,884)	(44,983)	2,099
Net operating income	37,478	39,037	(1,559)
Interest expense	(21,421)	(26,688)	5,267
Depreciation expense	(17,736)	(19,597)	1,861
	$ (1,679)	$ (7,248)	$ 5,569

The following table presents the impact on property level revenues and expenses of the operations of recently completed properties in lease-up, properties undergoing conversion to condominiums, properties consolidated or deconsolidated, and properties sold during the two-year period.

	Properties in Lease-up[a]	Properties Consolidated in April 2002[b]	Properties Sold in 2001, 2002, and 2003[c]	Properties Deconsolidated in 2001[d]	Condominium Conversions[e]	Other Changes	Total
Rental revenue	$ 7,131	$ 4,450	$(11,445)	$(4,097)	$(1,234)	$ 1,537	$(3,658)
Property operating expenses	(2,353)	(1,754)	5,777	1,500	841	(1,912)	2,099
Net operating income	4,778	2,696	(5,668)	(2,597)	(393)	(375)	(1,559)
Interest expense	(1,307)	(1,029)	3,111	1,846	400	2,246	5,267
Depreciation expense	(1,491)	(922)	2,475	880	124	795	1,861
	$ 1,980	$ 745	$ (82)	$ 129	$ 131	$ 2,666	$5,569

(a) Includes one commercial property and eight apartment communities which were recently completed properties in lease-up during one or both periods presented.

(b) In connection with a change in control, Antelope Pines and Woodcreek Garden were consolidated beginning April 2002.

(c) Includes four commercial properties and eleven apartment communities. The operations of eight of these apartment communities and one of these commercial properties were not presented in discontinued operations for 2001 because the effect was not significant.

(d) Due to a change in control in connection with forming joint ventures, The Club at Danforth, The Links at Georgetown, The Liberty Building, and The Vineyard at Eagle Harbor were deconsolidated in 2001.

(e) Decreases in rental revenue and expenses are due to taking units out of service at two properties undergoing condominium conversions.

Other increases in rental revenue are due to a 1% increase in scheduled rents and a 3% decrease in vacancy losses. Other increases in property operating expenses are chiefly due to property tax refunds received in 2001, higher costs of insurance in 2002, and increased management fee expense since out-sourcing management to many of our properties in 2001 and 2002. These increased expenses were partially offset by lower utility costs in 2002. Other decreases in interest expense are due to paying off or paying down mortgages and decreases in interest rates on our variable rate debt.

Unconsolidated Partnerships and Joint Ventures

The following table summarizes the components of equity in income of unconsolidated partnerships and joint ventures for 2002 and 2001.

	2002	2001	Change
Rental revenue	$ 41,639	$ 45,349	$ (3,710)
Property operating expenses	(20,851)	(20,962)	111
Net operating income	20,788	24,387	(3,599)
Interest expense	(14,462)	(14,709)	247
Depreciation expense	(8,311)	(6,916)	(1,395)
	(1,985)	2,762	(4,747)
Gain on sale of real estate	27,240	1,188	26,052
Discontinued operations	7,539	484	7,055
Elimination of management fees paid to Tarragon	1,403	1,146	257
Outside partners' interests in income of joint ventures	(7,353)	(2,003)	(5,350)
Distributions in excess of investment	6,055	4,142	1,913
Reduction in gain recognized for distributions in excess of investment recognized in 2000	(16,257)	—	(16,257)
Equity in income of partnerships and joint ventures	$ 16,642	$ 7,719	$ 8,923

The following table presents the effect of the operations of recently completed properties in lease-up and properties consolidated, deconsolidated, or sold during the two-year period on aggregate joint ventures' property level revenues and expenses.

	Properties Consolidated in 2002[(a)]	Properties Sold in 2002[(b)]	Properties Deconsolidated in 2001[(c)]	Properties in Lease-up[(d)]	Other Changes	Total
Rental revenue	$(3,985)	$(6,713)	$ 4,350	$ 2,298	$ 340	$(3,710)
Property operating expenses	1,672	2,804	(1,922)	(1,546)	(897)	111
Net operating income	(2,313)	(3,909)	2,428	752	(557)	(3,599)
Interest expense	1,006	2,250	(1,815)	(1,228)	34	247
Depreciation expense	650	875	(847)	(887)	(1,186)	(1,395)
	$ (657)	$ (784)	$ (234)	$(1,363)	$(1,709)	$(4,747)

(a) In connection with a change in control, Antelope Pines and Woodcreek Garden were consolidated beginning April 2002.

(b) Includes four apartment communities sold in 2002. Operating results for a fifth property sold are presented in discontinued operations.

(c) Due to a change in control in connection with forming joint ventures, The Club at Danforth, The Links at Georgetown, The Liberty Building, and The Vineyard at Eagle Harbor were deconsolidated in 2001.

(d) Includes three partnerships with properties recently completed or under construction that began lease-up in 2001 or 2002.

General and Administrative Expenses

Corporate general and administrative expenses increased $963,000 for 2002 compared to 2001. We incurred $531,000 of expenses in connection with potential acquisitions or development projects or financing transactions that were not selected for further investment. Additionally, we recognized expense of $317,000 in 2002 in connection with stock options granted. We adopted the fair value method of accounting for stock options, as defined in SFAS No. 123, effective July 1, 2002, and we recognized no expense in 2001 for stock options granted. Partially offsetting these increases was a $796,000 decrease due to ceasing amortization of goodwill in connection with the adoption of SFAS No. 142 in January 2002. The bulk of the remaining increase is related to homebuilding-related personnel additions and compensation increases.

Property general and administrative expenses decreased $409,000 for 2002 compared to 2001, primarily due to a change to third party property management for certain of our properties and a related reduction in property management staff during 2001 and 2002.

SEGMENT OPERATING RESULTS

Homebuilding Division

At December 31, 2003, approximately one-third of our assets were in the Homebuilding Division. The following table summarizes homebuilding sales in units and revenue and gross profit in both dollars and as a percentage of sales. Units sold represent units closed except where we have recorded sales revenue under the percentage of completion method.

For the Years Ended December 31,	2003		2002		2001	
Number of units sold						
5600 Collins Avenue	21		99		125	
Las Olas River House[a]	186		—		—	
Pine Crest Village I	122		—		—	
Tuscany on the Intracoastal	6		—		—	
Single-family home sites	29		—		—	
Smoky Mountain Ridge	13		—		—	
Venetian Bay Village I	133		—		—	
Aggregate number of units sold	510		99		125	
Homebuilding sales revenue						
5600 Collins Avenue	$ 6,277		$26,179		$25,950	
Las Olas River House[a]	97,583		—		—	
Pine Crest Village I	26,452		—		—	
Tuscany on the Intracoastal	1,213		—		—	
Single-family home sites	1,248		—		—	
Smoky Mountain Ridge	2,387		—		—	
Venetian Bay Village I	18,702		—		—	
Aggregate sales	$153,862		$26,179		$25,950	
Gross profit (loss) on homebuilding sales						
5600 Collins Avenue	$ (1,571)	(25)%	$ (2,680)	(10)%	$ 4,091	16%
Las Olas River House[a]	20,202	21%	—	—	—	—
Pine Crest Village I	9,960	38%	—	—	—	—
Tuscany on the Intracoastal	218	18%	—	—	—	—
Single-family home sites	73	6%	—	—	—	—
Smoky Mountain Ridge	—	—	—	—	—	—
Venetian Bay Village I	1,167	6%	—	—	—	—
Gross profit (loss)	$ 30,049	20%	$ (2,680)	(10)%	$ 4,091	16%
Less profit previously recognized by the Investment Division upon the transfer of Pine Crest Apartments to the Homebuilding Division	(5,640)	(21)%	—	—	—	—
Gross profit (loss) to the Homebuilding Division	$ 24,409	16%	$ (2,680)	(10)%	$ 4,091	16%

(a) Sales represent revenues recognized under the percentage of completion method. At December 31, 2003, sales under firm contracts were $131.6 million, and construction was 74% complete. Tarragon has a 68% profits interests in this unconsolidated project.

Home sales were $153.9 million in 2003, up from $26.2 million in 2002 and $26 million in 2001. Home sales for 2003 include $97.6 million recognized under the percentage of completion method for Las Olas River House, a luxury, high-rise development in Ft. Lauderdale, Florida. Gross profit net of selling expenses on home sales was 20% for 2003 and 16% in 2001, while we reported a loss on home sales of 10% in 2002. Net of minority interests in consolidated home sales and outside partners' interests in home sales of unconsolidated projects, we reported $25.8 million of income from home sales in 2003 and $4.1 million in 2001. We reported a loss from home sales in 2002 of $2.7 million. This loss was due to an inventory write-down for 5600 Collins Avenue based on increases in estimated costs to complete. We recorded another inventory write-down for 5600 Collins Avenue in 2003 after lowering sale prices to facilitate a quick close-out of the project. As of February 27, 2004, we had four unsold homes at this project.

In 2003, the Homebuilding Division's gross profit from home sales has been reduced by $5.6 million for intercompany profit recognized earlier by the Investment Division when Pine Crest Apartments was transferred to the Homebuilding Division.

The Homebuilding Division also reported intercompany sales of $144.7 million in 2003, $304 million in 2002, and $108.2 million in 2001. These sales represent the transfer of stabilized rental properties to the Investment Division at their then estimated fair values. On an aggregate basis, these estimated fair values exceeded the properties' carrying values by 15% in 2003 and 2001 and 18% in 2002. Net of outside partners' interests in intercompany sales of unconsolidated properties, the Homebuilding Division reported income from intercompany sales of $18.2 million in 2003, $51.7 million in 2002, and $12.2 million in 2001. Gains on transfers of assets between segments do not represent gains recognizable in accordance with GAAP and, accordingly, are eliminated for purposes of consolidated reporting.

Rental properties in the Homebuilding Division reported overall net loss from operations of $6.1 million in 2003, $3.7 million in 2002, and $7.5 million in 2001. These losses are due to operating, interest, and depreciation expenses exceeding revenues during lease-up prior to stabilization.

General and administrative expenses allocated to the Homebuilding Division increased 73% in 2003 to $11.5 million from $6.7 million in 2002, which was up slightly from $6.1 million in 2001. We have assimilated a team dedicated to homebuilding in anticipation of our pipeline of projects, which take two to four years from inception to generate revenue. Please see the table below, which summarizes backlog for our for-sale communities with active sales as of December 31, 2003.

		Backlog[1]		Unsold Inventory	
	Number of Remaining Homes or Home Sites	Number of Homes or Home Sites	Aggregate Contract Prices	Number of Homes or Home Sites	Estimated Remaining Sell-Out
Consolidated communities					
5600 Collins Avenue	6	2	$ 1,150	4	$ 3,300
Alexandria Place	104	104	4,221	—	—
Alexandria Pointe	123	123	4,757	—	—
Alta Mar	131	—	—	131	42,800
Pine Crest Village I	17	5	1,377	12	3,300
Pine Crest Village II	116	75	15,056	41	12,800
Smoky Mountain Ridge	190	20	4,007	170	15,000
Tuscany on the Intracoastal	280	45	10,438	235	59,300
Venetian Bay Village I	29	29	4,191	—	—
Venetian Bay Village II	136	39	5,731	97	14,200
Wekiva Crest	28	28	1,552	—	—
Woods of Lake Helen	105	105	4,008	—	—
Unconsolidated communities[2]					
100 East Las Olas	44	—	—	44	35,100
Las Olas River House	287	199	146,074	88	122,800
XII Hundred Grand	159	—	—	159	58,000
XIII Hundred Grand	118	—	—	118	44,000
	1,873	774	$202,562	1,099	$410,600

(1) Homes or home sites sold, but not yet closed.

(2) Tarragon has profits interests ranging from 50% to 70% in these projects. Revenue recognition policies of unconsolidated partnerships and joint ventures are the same as Tarragon's. Please see "Critical Accounting Policies—Revenue Recognition."

Investment Division

At December 31, 2003, approximately two-thirds of our assets were in the Investment Division. Tarragon measures the performance of its Investment Division primarily by net operating income (rental revenue less property operating expenses). Historically, Tarragon has used funds from operations, as defined in NOTE 14. "SEGMENT REPORTING" in the Notes to Consolidated Financial Statements, to measure the performance of its Investment Division, since the operation of the Investment Division resembled that of traditional real estate investment trusts ("REITs"), due to its widespread acceptance and use within the REIT and analyst communities. However, we believe FFO is no longer a meaningful and relevant performance measure of the Investment Division because the funds generated by the Investment Division are used to finance the activities of the Homebuilding Division rather than to directly benefit the Investment Division. Additionally, in the future, it is our intention to convert some of these apartment communities to condominiums, which affects the manner in which we operate them. The Investment Division reported net operating income of $59 million in 2003, $60.7 million in 2002, and $46.3 million in 2001. Net operating income as a percentage of rental revenue was $47.5% in 2003, 49.5% in 2002, and 49.3% in 2001. As discussed previously, operating expenses were higher in 2003 as we devoted greater resources to leasing efforts in highly competitive rental markets.

The following table presents net operating income for our 41 same store Investment Division apartment communities with 7,752 units (consolidated and unconsolidated) and the sixteen (nine consolidated and seven unconsolidated) apartment communities stabilized and moved to the Investment Division during 2002 or 2003. Prior to their stabilization, the operating results of these sixteen properties were included in the Homebuilding Division.

For the Years Ended December 31,	2003	2002	2001
Same store stabilized apartment communities:			
Rental revenue	**$ 62,175**	$ 60,259	$ 57,454
Property operating expenses	**(34,413)**	(31,233)	(29,723)
Net operating income	**$ 27,762**	$ 29,026	$ 27,731
Net operating income as a percentage of rental revenue	**44.7%**	48.2%	48.3%
Average monthly rental revenue per unit	**$ 668**	$ 648	$ 618
Apartment communities stabilized during period:			
Rental revenue	**$ 39,756**	$ 29,734	$ —
Property operating expenses	**(18,618)**	(13,276)	—
Net operating income	**$ 21,138**	$ 16,458	$ —

Net operating income for our 41 same store stabilized Investment Division apartment communities with 7,752 units decreased $1.3 million, or 4.35%, in 2003 compared to 2002 and increased $1.3 million, or 4.67% in 2002 compared to 2001. The decrease in 2003 was mostly due to increases in expenses: 10.18% in 2003 compared to 2002. The increase in 2002 was mostly due to increases in rental revenue: 4.88% in 2002 compared to 2001. This was partially offset by increases in expenses: 5.08% in 2002 compared to 2001. Net operating income as a percentage of rental revenue for these properties was 44.7% in 2003, 48.2% in 2002, and 48.3% in 2001.

Investment Division gains on sale of real estate, including properties owned through unconsolidated partnerships and joint ventures, were $28.3 million in 2003, $38.4 million in 2002, and $3.5 million in 2001. We sold six consolidated apartment communities in 2003, three consolidated apartment communities and five unconsolidated apartment communities in 2002, and two consolidated apartment communities in 2001. These sales brought decreases in net operating income of $5.7 million in 2003 compared to 2002 and $3.1 million in 2002 compared to 2001. We also sold two commercial properties in each of 2003 and 2001. The Investment Division's gains on sale of real estate have been reduced by $1.3 million in 2003 and $954,000 in 2002 for intercompany profit recognized previously by the Homebuilding Division upon the transfer of stabilized rental properties to the Investment Division. The Investment Division also reported gains on intercompany sales of $5.3 million in 2003, $12.9 million in 2002, and 808,000 in 2001. These intercompany sales related to the transfer of properties to the Homebuilding Division for renovation or conversion to condominiums.

Interest expense for the Investment Division increased by $373,000, or 1%, in 2003 compared to 2002. For the 41 same store stabilized apartment communities, interest expense increased 5% from $16.5 million to $17.3 million due to additional debt from financings of these properties in 2002 and 2003. A decrease of $2.9 million came from the sale of Investment Division apartment communities during 2002 and 2003. An increase of $2.4 million was related to stabilized apartment communities transferred into the Investment Division.

Investment Division interest expense increased by 30% in 2002 from $27.7 million in 2001. The 41 same store stabilized apartment communities reported a 5% decrease in 2002 from $17.3 million in 2001 chiefly because of lower interest rates on variable rate debt. A $10.2 million increase was the result of the transfer of stabilized apartment communities into the Investment Division in 2002. An increase of $1.7 million was the result of the transfer of two stabilized commercial properties into the Investment Division in 2002. A $2.4 million decrease came from the sale of Investment Division apartment communities during 2001 and 2002.

Investment Division depreciation expense was $30 million in 2003, $28.2 million in 2002, and $17.5 million in 2001. The 41 same store stabilized apartment communities reported depreciation expense of $13.5 million in 2003, $11.8 million in 2002, and $10.5 million in 2001. Most of the increase for same store stabilized apartment communities in 2003 was the result of resuming depreciation of two properties upon their reclassification from Real Estate Held for Sale to Real Estate Held for Investment. The increase for same store stabilized apartment communities in 2002 came from depreciation of capital improvements made in 2001 and 2002. In 2003, an increase of $1.9 million in Investment Division depreciation expense was related to stabilized apartment communities transferred into the Investment Division, and a $2.5 million decrease was related to properties sold during 2002 and 2003. In 2002, a $6.9 million increase came from stabilized apartment communities transferred into the Investment Division.

General and administrative expenses allocated to the Investment Division fell to $5.4 million in 2003 from $5.9 million in each of 2002 and 2001. General and administrative expenses were 4.4% of divisional revenues in 2003, 4.8% in 2002, and 6.3% in 2001.

Estimated Fair Market Value of Net Assets Per Common Share

Tarragon also measures its performance by changes in estimated fair market value of net assets per common share, as presented in the following table. All per share amounts have been restated to give effect to the April 2002 10% stock dividend, the February 2003 three-for-two stock split, and the January 2004 five-for-four stock split.

December 31,	2003	2002	2001
Carrying values of homebuilding inventory, real estate, and investments in partnerships and joint ventures:			
Homebuilding inventory	$ 97,234	$ 31,632	$ 31,412
Real estate net of accumulated depreciation			
Homebuilding	$ 29,304	$ 69,609	$200,762
Investment	365,791	365,918	201,971
	$395,095	$435,527	$402,733
Investments in and advances to partnerships and joint ventures			
Homebuilding	$ 74,074	$ 20,258	$ 25,934
Investment	7,690	8,844	5,363
	$ 81,764	$ 29,102	$ 31,297
Book value per common share(1)	$ 6.51	$ 4.53	$ 4.33
Estimated fair market values(2):			
Homebuilding inventory	$. 97,234	$ 43,727	$ 31,499
Real estate			
Homebuilding	$ 29,656	$ 68,713	$220,600
Investment	549,598	522,953	330,325
	$579,254	$591,666	$550,925
Investments in and advances to partnerships and joint ventures			
Homebuilding	$ 73,759	$ 20,258	$ 48,410
Investment	77,035	62,628	45,586
	$150,794	$ 82,886	$ 93,996
Estimated fair market value of net assets per common share(3)	$ 23.59	$ 18.90	$ 17.52
Estimated fully diluted fair market value of net assets per common share(3)	$ 20.34	$ 16.68	$ 15.72

(1) Book value per common share represents total stockholders' equity less preferred stock liquidation preference divided by shares outstanding.

(2) Estimated fair market values have been determined using the following procedures. For properties with appraisals ordered by lenders in connection with mortgage financing performed within one year, the appraised values are used. For 2001, we estimated the fair market values of ten properties then under contract for sale at such contract sale prices. Six of these were sold in 2002. We estimated the fair market value of a nearly completed commercial property under construction at the amount of a written offer less estimated costs to complete construction. We estimated the fair market values of four properties using contract prices from recently terminated sale contracts with third parties. For 2002, we estimated the fair market value of five properties under contract at such contract prices. Three of these properties were sold in the first quarter of 2003. We estimated the fair market values of two properties based on written offers to purchase from third parties. For 2003, we estimated the fair market value of one property under contract at its contract sale price. For land and all properties under development or construction or in initial lease-up, the historical cost basis net carrying values are used. For all other properties, we engaged Marcus & Millichap, a national real estate investment brokerage company, to perform Broker's Opinions of Value, and these values are used. Estimated fair market values of investments in and advances to partnerships and joint ventures reflect Tarragon's interest in the estimated fair market values of the net assets (real estate or homebuilding inventory value less mortgage debt).

(3) The estimated fair market value of our net assets is computed by adding the excess of our estimated fair market values of our real estate, homebuilding inventory, and investments in and advances to partnerships and joint ventures over their book values to and subtracting intangible assets and deferred charges from book value equity. Estimated fully diluted fair market value of net assets per common share has been computed assuming all outstanding stock options have been exercised.

Tarragon is exposed to market risk from changes in interest rates that may adversely affect our financial position, results of operations, and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage such exposure through our regular operating and financing activities. We do not trade or speculate in financial instruments.

At December 31, 2003, Tarragon had four interest rate caps with aggregate notional values of $35.7 million that mature between December 2005 and December 2006. The carrying values of the caps are adjusted quarterly to their estimated fair values, with the changes in value charged or credited to interest expense. At December 31, 2003, if the rates on which the fair values are based had been 100 basis points lower, it would result in a $26,000 increase in annual interest expense. If the rates on which the fair values are based had been 100 basis points higher, annual interest expense would be lower by $30,000.

At December 31, 2003, Tarragon had approximately $275 million of variable rate debt. The primary base rate is the 30-day LIBOR. Using this balance of debt, a 100 basis point (1%) increase in LIBOR or any other indexes on which the rates are based would reduce our annual pre-tax earnings by approximately $2.38 million (based on our expected level of interest capitalized) and cash flows by approximately $2.75 million (based on our currently available interest reserves). On the other hand, a 100 basis point decrease in interest rates would increase our annual pre-tax earnings by approximately $2.38 million and cash flows by approximately $2.40 million.

At December 31, 2003, unconsolidated partnerships had approximately $201 million of variable rate debt. A 100 basis point increase in the index on which the rates are based would reduce our annual pre-tax earnings by approximately $813,000 (based on our current operations-sharing ratios in the partnerships and the expected level of interest capitalized), while a 100 basis point decrease would increase our annual pre-tax earnings by approximately $813,000. Assuming these partnerships distribute all of their available cash to the partners, our annual cash flow would decrease by $922,000 if interest rates increase by 1% and would increase by $922,000 if interest rates decrease by 1% (based on our currently available interest reserves).

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of Tarragon Realty Investors, Inc.

We have audited the accompanying consolidated balance sheets of Tarragon Realty Investors, Inc., and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The financial statements of the Company as of and for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 29, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tarragon Realty Investors, Inc., and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," and the fair value accounting method of No. 123 "Accounting for Stock-Based Compensation" in 2002 and No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" in 2003.

As discussed above, the financial statements of the Company as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations. As described in Note 1, these financial statements have been revised to reclassify the previously reported extraordinary item for the early extinguishments of debt as required by SFAS 145, and to include the transitional disclosures required by SFAS 142, which were adopted by the Company as of January 1, 2003, and January 1, 2002, respectively. Our audit procedures with respect to the disclosures in Note 1 with respect to 2001 included agreeing the previously reported extraordinary item for the early extinguishments of debt to the Company's underlying records obtained from management and testing the mathematical accuracy of the revision in income from continuing operations before extraordinary items and discontinued operations and the related earnings per share amounts. In our opinion, the revisions to the financial statements and related disclosures for 2001 in Note 1 are appropriate and have been appropriately applied. Our audit procedures with respect to the disclosures in Note 16 with respect to 2001 included agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense recognized in those periods related to goodwill that is no longer being amortized as a result of initially applying SFAS 142 to the Company's underlying records obtained from management. We also tested the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings per share amounts. In our opinion, the disclosures for 2001 in Note 16 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such revisions and related disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
March 5, 2004

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Tarragon Realty Investors, Inc., and Subsidiaries Annual Report on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10-K. The Consolidated Balance Sheets as of December 31, 2001, and the Consolidated Statements of Operations, Stockholders' Equity, and Cash Flows for the years ended December 31, 2000, referred to in this report have not been included in the accompanying Consolidated Financial Statements.

To the Board of Directors of Tarragon Realty Investors, Inc.

We have audited the accompanying consolidated balance sheets of Tarragon Realty Investors, Inc., and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tarragon Realty Investors, Inc., and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the accompanying consolidated financial statements, the Company changed its method of accounting for derivative instruments effective January 1, 2001.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule III is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Dallas, Texas
March 29, 2002

December 31,	2003	2002
	(dollars in thousands)	
ASSETS		
Real estate held for investment (net of accumulated depreciation of $110,817 in 2003 and $103,173 in 2002)	**$ 395,095**	$ 427,989
Real estate held for sale (net of accumulated depreciation of $301 in 2002)	—	7,538
Homebuilding inventory	**97,234**	31,632
Investments in and advances to partnerships and joint ventures	**81,764**	29,102
Cash and cash equivalents	**21,626**	18,023
Restricted cash	**6,573**	6,115
Goodwill	**2,691**	2,691
Other assets, net (including $626 in 2002 due from affiliates)	**18,834**	17,134
	$ 623,817	$ 540,224
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Notes, debentures, and interest payable	**$ 471,262**	$ 428,926
Other liabilities (including $150 in 2002 due to affiliates)	**26,886**	19,042
	498,148	447,968
Commitments and contingencies		
Minority interest	**22,341**	18,523
Stockholders' equity		
Common stock, $.01 par value; authorized shares, 20,000,000; shares outstanding, 11,583,973 in 2003 and 7,896,760 in 2002 (after deducting 4,889,821 in 2003 and 3,705,382 in 2002 held in treasury)	**115**	79
Special stock, $.01 par value; authorized shares, 7,500,000; shares outstanding, none	—	—
Preferred stock, $.01 par value; authorized shares, 2,500,000; shares outstanding, 753,333 in 2003 and 560,518 in 2002; liquidation preference, $9,040 in 2003 and $6,726 in 2002, or $12 per share	**8**	6
Paid-in capital	**305,562**	306,414
Accumulated deficit	**(202,357)**	(232,766)
	103,328	73,733
	$ 623,817	$ 540,224

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2003	2002	2001
	(dollars in thousands, except per share data)		
Revenue			
Rentals	**$ 84,051**	$ 80,362	$ 84,020
Homebuilding sales revenue	**56,279**	26,179	25,950
Management fees and other (including $429 in 2003, $472 in 2002, and $314 in 2001 from affiliates)	**922**	580	518
	141,252	107,121	110,488
Expenses			
Property operations	**46,979**	42,884	44,983
Costs of homebuilding sales (including inventory write-downs of $1,571 in 2003 and $2,680 in 2002)	**46,431**	28,859	21,859
Depreciation	**20,032**	17,736	19,597
General and administrative			
Corporate	**13,234**	9,472	8,509
Property	**3,692**	3,064	3,473
	130,368	102,015	98,421
Other income and expenses			
Equity in income of partnerships and joint ventures	**22,476**	16,642	7,719
Minority interests in income of consolidated partnerships and joint ventures	**(2,590)**	(1,285)	(520)
Interest income (including $678 in 2003 and $265 in 2002 from affiliates)	**1,605**	510	338
Interest expense (including $2 in 2003, $228 in 2002, and $397 in 2001 to affiliates)	**(25,681)**	(22,968)	(28,267)
Net gain on sale of real estate	**1,223**	1,258	4,994
Gain on early extinguishment of debt	**—**	—	420
Gain (loss) on investments	**—**	(29)	1,551
Insurance and other claims	**60**	84	306
Litigation settlements	**—**	102	2,295
Income (loss) from continuing operations	**7,977**	(580)	903
Discontinued operations			
Income (loss) from operations	**99**	(501)	—
Gain on sale of real estate	**23,118**	6,540	—
Cumulative effect of change in accounting principle	**—**	—	326
Net income	**31,194**	5,459	1,229
Dividends on cumulative preferred stock	**(785)**	(683)	(657)
Net income allocable to common stockholders	**$ 30,409**	$ 4,776	$ 572
Earnings per common share			
Income (loss) from continuing operations allocable to common stockholders	**$ .50**	$ (.08)	$ .02
Discontinued operations	**1.58**	.40	—
Cumulative effect of change in accounting principle	**—**	—	.02
Net income allocable to common stockholders	**$ 2.08**	$ .32	$ .04
Weighted average shares of common stock used in computing earnings per share	**14,650,091**	15,085,476	15,407,508
Earnings per common share—assuming dilution			
Income (loss) from continuing operations allocable to common stockholders	**$ .43**	$ (.08)	$ .02
Discontinued operations	**1.37**	.40	—
Cumulative effect of change in accounting principle	**—**	—	.02
Net income allocable to common stockholders	**$ 1.80**	$ .32	$ .04
Weighted average shares of common stock used in computing earnings per share—assuming dilution	**16,924,535**	15,085,476	16,172,034

The accompanying notes are an integral part of these Consolidated Financial Statements.

	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
				(dollars in thousands)			
Balance, December 31, 2000	588,274	$ 6	7,590,112	$ 76	$302,205	$(228,161)	$ 74,126
Repurchase of common stock	—	—	(265,708)	(3)	(3,178)	—	(3,181)
Retirement of preferred stock	(41,747)	—	39,875	—	(53)	—	(53)
Stock options exercised	—	—	63,147	1	361	—	362
Acquisition of Accord Properties Associates, LLC	25,000	—	—	—	1,292	—	1,292
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(657)	(657)
Net income	—	—	—	—	—	1,229	1,229
Balance, December 31, 2001	571,527	6	7,427,426	74	300,627	(227,589)	73,118
Repurchase of common stock	—	—	(326,982)	(3)	(4,728)	—	(4,731)
Retirement of preferred stock	(11,009)	—	—	—	(132)	—	(132)
Common stock dividend	—	—	736,749	7	9,946	(9,953)	—
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(683)	(683)
Stock options exercised	—	—	59,567	1	384	—	385
Compensation expense related to stock options granted	—	—	—	—	317	—	317
Net income	—	—	—	—	—	5,459	5,459
Balance, December 31, 2002	560,518	6	7,896,760	79	306,414	(232,766)	73,733
Repurchase of common stock	—	—	(275,443)	(3)	(4,148)	—	(4,151)
Retirement of preferred stock	(3,000)	—	—	—	(35)	—	(35)
Stock options exercised	—	—	38,644	—	246	—	246
Three-for-two common stock split	—	—	3,924,012	39	(39)	—	—
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(785)	(785)
Compensation expense related to stock options granted	—	—	—	—	268	—	268
Purchase of homebuilding inventory	195,815	2	—	—	2,856	—	2,858
Net income	—	—	—	—	—	31,194	31,194
Balance, December 31, 2003	**753,333**	**$ 8**	**11,583,973**	**$115**	**$305,562**	**$(202,357)**	**$103,328**

The accompanying notes are an integral part of these Consolidated Financial Statements.

For the Years Ended December 31,	2003	2002	2001
	(dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 31,194	$ 5,459	$ 1,229
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of change in accounting principle	—	—	(326)
Gain on early extinguishment of debt	—	—	(420)
Insurance and other claims	(60)	(84)	(306)
(Gain) loss on investments	—	29	(1,551)
Net gain on sale of real estate	(24,341)	(7,798)	(4,994)
Minority interests in income of consolidated partnerships and joint ventures	2,590	1,285	520
Depreciation and amortization	23,678	22,660	23,001
Equity in income of partnerships and joint ventures	(22,476)	(16,642)	(7,719)
Costs of homebuilding sales	46,431	28,859	21,859
Purchase of homebuilding inventory	(12,450)	(1,920)	—
Noncash compensation related to stock options	268	317	—
Commissions and closing costs paid on homebuilding sales	(3,624)	(972)	(1,232)
Homebuilding renovation and development costs paid	(30,663)	(5,128)	(13,180)
Changes in other assets and other liabilities, net of effects of noncash investing and financing activities:			
Increase in interest receivable	(705)	(139)	(9)
(Increase) in other assets	(560)	403	(2,730)
Increase (decrease) in other liabilities	(2,568)	(1,551)	2,338
Increase in interest payable	466	2	265
Net cash provided by operating activities	7,180	24,780	16,745
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of operating apartment communities	—	—	(2,366)
Purchase of land for development	(2,156)	(3,055)	(2,474)
Proceeds from the sale of real estate	24,244	7,792	5,833
Property capital improvements	(11,161)	(16,247)	(9,891)
Real estate development costs	(10,233)	(29,485)	(41,485)
Earnest money deposits (paid) received, net	(2,005)	51	(43)
Note receivable collections	152	3,499	4,875
Distributions from investing activities of partnerships and joint ventures	—	13,244	1,814
Advances to partnerships and joint ventures for development costs or for the purchase of land for development	(35,271)	(6,626)	(12,289)
Refund of partnership and joint venture development costs from construction financing	—	4,814	533
Net distributions related to property operations of partnerships and joint ventures	3,283	2,071	5,159
Distributions to minority partners of consolidated partnerships and joint ventures	(1,245)	(921)	(267)
Other	—	(98)	(300)
Net cash used in investing activities	(34,392)	(24,961)	(50,901)

The accompanying notes are an integral part of these Consolidated Financial Statements.

For the Years Ended December 31,	2003	2002	2001
	(dollars in thousands)		
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings	**$ 230,565**	$108,459	$ 89,043
Principal payments on notes payable	**(204,765)**	(88,580)	(62,123)
Advances (repayment of advances) from affiliates, net	**—**	(12,186)	5,021
Distributions from financing activities of partnerships and joint ventures	**8,837**	7,096	10,434
Stock repurchases	**(4,186)**	(4,863)	(3,234)
Dividends to stockholders, including amounts accrued in prior years	**(791)**	(1,325)	(497)
Other	**1,155**	614	360
Net cash provided by financing activities	**30,815**	9,215	39,004
Net increase in cash and cash equivalents	**3,603**	9,034	4,848
Cash and cash equivalents, beginning of year	**18,023**	8,989	4,141
Cash and cash equivalents, end of year	**$ 21,626**	$ 18,023	$ 8,989
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid	**$ 23,650**	$ 23,829	$ 26,508
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Changes in assets and liabilities in connection with the purchase of operating apartment communities:			
Real estate	**$ —**	$ —	$ 16,372
Restricted cash	**—**	—	468
Other assets	**—**	—	170
Notes and interest payable	**—**	—	(14,420)
Other liabilities	**—**	—	(224)
Cash paid	**$ —**	$ —	$ 2,366
Assets written off and liabilities released in connection with the sale of real estate:			
Real estate	**$ 27,600**	$ 12,463	$ 12,702
Allowance for estimated losses	**—**	—	(71)
Other assets	**523**	(1,654)	(873)
Notes and interest payable	**(27,394)**	(10,469)	(10,868)
Other liabilities	**(826)**	(346)	(51)
Net gain on sale	**24,341**	7,798	4,994
Cash received	**$ 24,244**	$ 7,792	$ 5,833
Effect on assets and liabilities of the consolidation of two apartment communities in 2002, and the deconsolidation of one apartment community in 2003, and four apartment communities in 2001:			
Real estate	**$ (16,377)**	$ 38,488	$ (65,414)
Investments in and advances to partnerships and joint ventures	**2,549**	207	5,737
Other assets	**(260)**	1,858	(1,349)
Notes and interest payable	**13,424**	(31,672)	60,390
Other liabilities	**664**	(284)	636
Minority interest	**—**	(8,597)	—
	$ —	$ —	$ —
Liabilities and equity that financed the purchase of homebuilding inventory:			
Notes payable and other liabilities	**$ 61,279**	$ —	$ —
Equity	**$ 2,858**	$ —	$ —

The accompanying notes are an integral part of these Consolidated Financial Statements.

The accompanying Consolidated Financial Statements of Tarragon Realty Investors, Inc., its subsidiaries, and consolidated partnerships and joint ventures have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), the most significant of which are described in NOTE 1. "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES." The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the years then ended unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts. Certain balances for 2001 and 2002 have been reclassified to conform to the 2003 presentation.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation. The Consolidated Financial Statements include the accounts of Tarragon, its subsidiaries, and partnerships and joint ventures (which consist primarily of limited liability companies) it controls. Tarragon is deemed to control partnerships or joint ventures which have no unaffiliated owners or for which Tarragon is designated as the manager and the outside owners are given no participating rights, as defined in the Financial Accounting Standard Board's ("FASB") Emerging Issues Task Force's 96-16 Abstract ("EITF 96-16"), or are given no important rights as defined in the American Institute of Certified Public Accountants' Statement of Position ("SOP") 78-9, "Accounting for Investments in Real Estate Ventures." All significant intercompany transactions and balances have been eliminated.

Real Estate and Depreciation. Real estate held for investment is carried at cost unless an impairment is determined to exist. We periodically evaluate whether events or changes in circumstances indicate that the carrying value of any of our properties held for investment may not be recoverable. This evaluation generally consists of a review of the property's cash flow and current and projected market conditions, as well as any changes in general and local economic conditions. If an impairment loss exists based on the results of this review, the asset's carrying value is written down to estimated fair value with a charge against current earnings.

We capitalize improvements and major rehabilitation projects that increase the value of the respective property and have useful lives greater than one year except for individual expenditures less than $10,000 that are not part of a planned renovation project. Under this policy, during 2003, expenditures of $11 million were capitalized, and property replacements of $3.5 million were expensed. Property replacements expensed include, but are not limited to, such items as landscaping, common area improvements, and apartment upgrades. Depreciation is provided against real estate held for investment by the straight-line method over the estimated useful lives of the assets, ranging from three to 40 years. Real estate held for sale is not depreciated.

Properties for which executed contracts for sale are in place are reclassified to held for sale. We cease depreciating the properties in the month following their reclassification to held for sale. These properties remain classified as held for sale until sold or until we decide to discontinue marketing efforts.

When properties are reclassified from held for sale to held for investment, we resume depreciating them in the month of their reclassification, and depreciation expense is adjusted to record depreciation for the time during which the properties were classified as held for sale. Real estate held for sale is carried at the lower of cost or estimated fair value less estimated costs to sell.

In August 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which, among other things, requires operating results for assets sold or held for sale to be presented as discontinued operations for current and all prior years presented. SFAS No. 144 also changed the rules for impairment testing of real estate held for investment by requiring the use of a probability weighted holding period for purposes of estimating undiscounted cash flows. We adopted this statement January 1, 2002. The adoption had no effect on our reported net income. For the years ended December 31, 2003 and 2002, the operations of properties for which a plan of disposal was implemented after the adoption of SFAS No. 144 have been reported in discontinued operations. Total revenues included in discontinued operations were $3.7 million and $10.2 million for the years ended December 31, 2003 and 2002. These operations were previously reported in the Investment Division. We have not restated operating results for the year ended December 31, 2001, to present the operations of these properties in discontinued operations due to immateriality.

Homebuilding Inventory. Homebuilding inventory consists of land, condominium conversions, and condominium, townhome, cabin site, and single-family home site developments. Homebuilding inventory, including capitalized interest and real estate taxes, is carried at the lower of cost or fair value determined by evaluation of individual projects. Whenever events or circumstances indicate that the carrying value of homebuilding inventory may not be recoverable, the related assets are written down to their estimated fair market value less selling costs.

Capitalized Interest. We capitalize interest on funds used in constructing property from the date of initiation of construction activities through the time the property is ready for leasing or sale. Interest of $1.7 million, $850,000, and $2.8 million was capitalized during 2003, 2002, and 2001, respectively.

Cash Equivalents. We consider all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Restricted Cash. Restricted cash is primarily escrow accounts, generally held by the lenders of certain of our mortgage notes payable, for taxes, insurance, and property repairs and replacements.

Other Assets. Other assets consist primarily of notes and interest receivable, tenant accounts receivable, deferred borrowing costs, and prepaid leasing commissions. Deferred borrowing costs are amortized on the straight-line method (which has approximated the effective interest method) over the related loan terms, and such amortization is included in interest expense. Prepaid leasing commissions are amortized to leasing commission expense, included in property operating expenses, on the straight-line method over the related lease terms.

Goodwill. Goodwill was recorded in connection with the acquisitions of Tarragon Realty Advisors and Accord Properties Associates and, until December 31, 2001, was amortized on the straight-line method. We adopted SFAS No.142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized as expenses of operations but rather carried on the balance sheet as permanent assets. These assets will be subject to at least annual assessment for impairment by applying a fair-value-based test. There was no transitional impairment loss at January 1, 2002. Amortization of goodwill amounted to $796,000 for 2001. See NOTE 16. "GOODWILL" for a presentation of income from continuing operations, net income, earnings per common share, and earnings per common share—assuming dilution for 2001, adjusted to exclude amortization expense related to goodwill.

Revenue Recognition. Homebuilding sales revenue is typically recognized at the time of closing under the completed contract method. The related profit is recognized when collectibility of the sale price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred until such requirements are met. For mid-rise and high-rise condominium developments, where construction typically takes eighteen months or more, the percentage-of-completion method is employed. Under this method, once construction is beyond a preliminary stage, buyers are committed to the extent of being unable to require refunds except for non-delivery of the home, a substantial percentage of homes are under firm contracts, the sale prices are deemed collectible, and remaining costs and revenues can be reasonably estimated, revenue is recorded as a portion of the value of non-cancelable sale contracts. Revenue recognized is calculated based upon the percentage of construction costs incurred in relation to total estimated construction costs. Any amounts due under sale contracts, to the extent recognized as revenue, are recorded as contracts receivable.

Rental revenue is recognized on the straight-line method. Lease terms for our apartment communities are generally for one year or less. Lease terms for our commercial properties are generally from three to five years, although they may be shorter or longer. Rental concessions are deferred and amortized on the straight-line method over the lease terms as a reduction to rental revenue. We accrue percentage rentals only after the tenants' sales have reached the threshold provided for in the lease.

Interest and management fee revenue are recognized when earned. Revenue from long-term laundry and cable service contracts is deferred and amortized to income on the straight-line method over the terms of the contracts.

Gains on sales of real estate are recognized when and to the extent permitted by SFAS No. 66, "Accounting for Sales of Real Estate." Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery, or financing method, whichever is appropriate.

Investments in Noncontrolled Partnerships and Joint Ventures. We use the equity method to account for investments in partnerships and joint ventures over which we exercise significant influence but do not control. Under the equity method, our initial investments are increased by our proportionate share of the partnerships' or joint ventures' operating income and additional advances, and decreased by our proportionate share of the partnerships' or joint ventures' operating losses and distributions received. We determine Tarragon's proportionate share of the profits or losses of the partnerships and joint ventures consistent with the allocation of cash distributions in accordance with the provisions of SOP 78-9. Our interest in intercompany transactions is eliminated.

Stock Split and Dividend. In December 2003, the Board of Directors approved a five-for-four stock split effective January 15, 2004. In January 2003, the Board of Directors approved a three-for-two stock split effective February 14, 2003. In April 2002, a 10% stock dividend was paid. Weighted average shares of common stock outstanding and stock options outstanding, granted, exercised, and forfeited in NOTE 8. "STOCK OPTIONS" have been restated to give effect to the stock splits and dividend.

Earnings Per Common Share. Net income per share of common stock is computed based upon the weighted average number of shares outstanding during each year. All share and per share data have been restated to give effect to the 10% stock dividend paid in April 2002, the three-for-two stock split on February 14, 2003, and the five-for-four stock split on January 15, 2004. See NOTE 7. "EARNINGS PER COMMON SHARE."

Fair Value of Financial Instruments. Disclosure about fair value of financial instruments is based on pertinent information available to us as of December 31, 2003 and 2002. Considerable judgment is necessary to interpret market data and develop estimated fair values. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values. For these reasons, the estimated fair values presented may differ significantly from the actual amounts we may realize or pay.

As of December 31, 2003 and 2002, we estimate that the carrying amounts for cash and cash equivalents and restricted cash approximate fair value because of the short maturities of these instruments. In addition, the carrying amounts of notes receivable and other liabilities approximate fair value. The fair values of notes payable are estimated by discounting future expected cash flows using current rates for loans with similar terms and maturities. See NOTE 4. "NOTES, DEBENTURES, AND INTEREST PAYABLE" for the disclosure of fair values of notes payable.

Stock Option Plans. In 2002, we adopted the fair value method defined in SFAS No. 123, "Accounting for Stock-Based Compensation," in accounting for our stock option plans, where previously we applied Accounting Principles Board's Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related Interpretations. SFAS No. 123 indicates that the fair value method is the preferable method of accounting. In December 2002, the FASB amended SFAS No. 123 by issuing SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which we adopted upon issuance. We elected to apply the fair value method prospectively, which is one of three methods established by SFAS No. 148, for all options granted since the beginning of 2002. Under APB No. 25, compensation costs related to stock options issued pursuant to compensatory plans are measured based on the difference between the quoted market price of the stock at the measurement date (ordinarily the date of grant) and the exercise price and should be charged to expense over the periods during which the grantee performs the related services. No stock-based employee compensation expense was recognized in 2001. Because awards under the plans vest over five years, the cost related to stock-based employee compensation included in the determination of net income for 2003 and 2002 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123. The following table illustrates the effect on net income and earnings per common share if the fair value based method had been applied to all outstanding and unvested awards in each period. For more information about our stock option plans, see NOTE 8. "STOCK OPTIONS."

For the Years Ended December 31,	2003	2002	2001
Net income allocable to common stockholders, as reported	$30,409	$4,776	$ 572
Add:			
Stock-based employee compensation expense included in reported net income	268	317	—
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards	(465)	(568)	(335)
Pro forma net income allocable to common stockholders	$30,212	$4,525	$ 237
Earnings per common share			
Net income allocable to common stockholders, as reported	$ 2.08	$ .32	$ .04
Net income allocable to common stockholders, pro forma	$ 2.06	$ .30	$ .02
Earnings per common share—assuming dilution			
Net income allocable to common stockholders, as reported	$ 1.80	$ .32	$ .04
Net income allocable to common stockholders, pro forma	$ 1.79	$ .30	$ .01

Derivatives. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This pronouncement establishes accounting and reporting standards requiring that a derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. We adopted this pronouncement effective January 1, 2001. Our reverse repurchase agreement with an investment bank, terminated in 2001, was a derivative. The initial valuation adjustment of $326,000 was recorded as a cumulative effect of a change in accounting principle in 2001. Changes in the fair value of the underlying derivative instrument were recorded in current earnings during 2001 through the date we terminated the agreement. We have entered into four interest rate cap agreements in connection with mortgage financings. These caps are presented with "Other assets" in the accompanying Consolidated Balance Sheets as of December 31, 2003 and 2002. The carrying values of the caps are adjusted quarterly to fair value with a corresponding charge or credit to interest expense.

Marketing Costs. Marketing costs, including advertising, incurred in connection with newly constructed rental apartment communities in lease-up are deferred and amortized to property operating expenses over the lease-up term. Marketing costs incurred in connection with for-sale communities are deferred and recorded as cost of sales when sales revenue is recognized. All other advertising costs are recorded to property operating expenses as incurred.

Employee Benefit Plan. Tarragon has a defined contribution plan covering substantially all of its employees. Tarragon's contributions are 401(k) matches determined based on 100% of the first 3% and 50% of the next 2% of the employee's salary deferrals. Total plan expense was $330,000 in 2003, $273,000 in 2002, and $291,000 in 2001 and is included in corporate and property general and administrative expenses in the accompanying Consolidated Statements of Operations.

Income Taxes. We recognize deferred tax assets and liabilities based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted statutory tax rate. A valuation allowance is recorded to the extent realization of deferred tax assets is uncertain.

Recent Accounting Pronouncements. In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which, among other things, rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." SFAS No. 4 required gains and losses from extinguishments of debt to be classified as extraordinary items, if material. Under SFAS No. 145, gains and losses on extinguishments of debt will no longer be classified as extraordinary unless they meet the unusual in nature and infrequency of occurrence criteria in the Accounting Principles Board's Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," which is expected to be rare. We adopted SFAS No. 145 on January 1, 2003. Therefore, gains or losses on extinguishment of debt prior to maturity are no longer classified as extraordinary items. As required by SFAS No. 145, items classified as extraordinary in prior periods that do not meet the criteria in ABP No. 30 for classification as extraordinary have been reclassified to conform to the current presentation. There was no impact on our reported net income. Such items were $846,000 during 2002 and $605,000 in 2001. We also recognized a gain on debt forgiveness of $420,000 in October 2001 upon the discounted payoff of the mortgage secured by Orlando Central Park.

In November 2002, the FASB issued Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of SFAS No. 5, "Accounting for Contingencies, SFAS No. 57, "Related Party Disclosures," and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." FIN 45 requires guarantors to recognize a liability at the inception of guarantee arrangements within its scope. Guarantors are also required to provide additional disclosures for guarantees. We adopted FIN 45 on January 1, 2003. There was no impact on our reported net income.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which was revised December 2003. FIN 46 clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements," for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest ("variable interest entities"). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The period in which the provisions of FIN 46 apply to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, has been deferred by the FASB until the first fiscal period ending after March 15, 2004. Our initial determination is that the adoption of the provisions of FIN 46 will not have a material effect upon our financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We adopted SFAS No. 150 as required on July 1, 2003. There was no impact on our financial statements.

NOTE 2. MINORITY INTERESTS

In February 2000, Tarragon entered into an agreement to acquire the interests of Robert C. Rohdie and certain of his affiliates in ten apartment communities. Simultaneously, he became a member of our Board of Directors and Chief Executive Officer of Tarragon Development Corporation, a wholly-owned subsidiary of Tarragon. Mr. Rohdie, Tarragon's partner in the development of these projects, contributed his equity interests to Tarragon Development Company, LLC ("TDC"), a newly formed entity, in exchange for a preferred interest in the entity. For five of the ten properties that had been completed as of the date of the agreement, Mr. Rohdie received a preferred interest with a fair value of $5 million. The initial $5 million of purchase consideration was allocated to the five completed properties based upon their relative fair values. In accordance with the terms of the agreement, the purchase of the remaining five properties, which were in various stages of construction or development planning in February 2000, was contingent upon their completion, as defined in the agreement. During 2001, four of the five remaining apartment communities were completed, as defined in the agreement, and Mr. Rohdie received additional preferred interests in TDC with an aggregate fair value approximating $3.8 million. Mr. Rohdie received an additional preferred interest with a fair value of approximately $1.3 million for one final apartment community in May 2003.

Mr. Rohdie's preferred interest earns a guaranteed return. For 80% of the preferred interest, it is a guaranteed fixed return of 5% for the first two years, increasing by 1% per year until it reaches 10% in year seven. The remaining 20% of the preferred interest is due an amount equal to cash dividends payable, if any, on 445,398 shares of Tarragon common stock. Mr. Rohdie received distributions of $267,500 in 2001, $375,889 in 2002, and $577,722 in 2003 in payment of his guaranteed return.

Mr. Rohdie can convert his preferred interest in TDC into 445,398 shares of our common stock and preferred stock with a face value of $8 million and a like dividend to his guaranteed fixed return. If we do not have available an issue of preferred stock outstanding at the time of the conversion, or at our discretion, we may pay the cash value of Mr. Rohdie's preferred interest over three years. Beginning in February 2006, Mr. Rohdie may elect to convert his preferred interest into cash, payable over three years. The cash value that would be payable for the conversion of the preferred interest is equal to the sum of (1) the liquidation preference multiplied by the number of shares of preferred stock payable upon conversion (425,000 shares as of December 31, 2003) and (2) the market value of 445,398 shares of our common stock. As of December 31, 2003, the cash value was $10,982,812.

Tarragon is the sole manager of TDC and makes all decisions regarding the operation, management, or control of its business and therefore consolidates this entity. Mr. Rohdie's interest in TDC is presented as a minority interest. The guaranteed fixed return payable to Mr. Rohdie is being recorded based on an annual effective yield of 8.53% and is reflected in "Minority interests in income of consolidated partnerships and joint ventures" in the accompanying Statements of Operations for the years ended December 31, 2003, 2002, and 2001.

Since April 2002, Tarragon has included in its Consolidated Financial Statements its interests in Antelope Pines Estates, L.P., and Woodcreek Garden Apartments, L.P., because of a change in control in these partnerships. The change in control resulted from the expiration of the rights of the limited partners to approve the sale or refinancing of the properties owned by the partnerships. These rights were considered important rights, as defined in SOP 78-9, "Accounting for Investments in Real Estate Ventures." Therefore, these interests, acquired in 1998 from affiliates of Mr. Dennis French, were previously accounted for using the equity method. The affiliates of Mr. French continue to hold preferred interests in the partnerships of $3.5 million for Antelope Pines Estates, L.P., and $5.6 million for Woodcreek Garden Apartments, L.P. Their preferred interests earn a preferred return of 9%, payable quarterly. The affiliates of Mr. French have a preference on allocations of net income from the partnerships to the extent of the quarterly payments. If the preferred return is not paid when due, the affiliates of Mr. French may elect to become the managing general partners, and Tarragon's interests would convert to that of limited partners. The interests of the affiliates of Mr. French are presented as minority interests. The quarterly payments of the preferred return and the preference on allocations of net income are reflected in "Minority interests in income of consolidated partnerships and joint ventures" in the accompanying Statements of Operations for the years ended December 31, 2003 and 2002.

NOTE 3. INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES

Investments in and advances to partnerships and joint ventures consisted of the following at December 31:

	Profits Interest	Carrying Amount 2003	Carrying Amount 2002
601 Ninth Street Development, L.L.C.	50%	$ 477	$ 366
801 Pennsylvania Avenue	50%	15	21
Adams Street Development, L.L.C.	40%	1,567	447
Ansonia Apartments, L.P.	70%	—	94
Ansonia Liberty, L.L.C.	90%	—	—
Block 88 Development, L.L.C.	40%	610	170
Block 99/102 Development, L.L.C.	40%	233	186
Danforth Apartment Owners, L.L.C.	99%	80	271
Fenwick Tarragon Apartments, L.L.C.	70%	1,830	—
Guardian-Jupiter Partners, Ltd.	70%	3,315	4,359
Lake Sherwood Partners, L.L.C.	70%	—	—
Larchmont Associates, L.P.	57%	2,619	2,329
Merritt 8 Acquisitions, L.L.C.	80%	907	2,276
Merritt Stratford, L.L.C.	50%	497	519
Metropolitan Sarasota, Ltd.	70%	15,910	—
One Las Olas, Ltd.	68%	33,993	7,998
100 East Las Olas, Ltd., and East Las Olas, Ltd.	70%	6,408	4,607
Sacramento Nine	70%	443	535
Summit/Tarragon Murfreesboro, L.L.C.	70%	416	756
Tarragon Calistoga, L.L.C.	80%	557	235
Tarragon Savannah I & II, L.L.C.	99%	2,514	2,876
Thirteenth Street Development, L.L.C.	50%	8,393	615
Vineyard at Eagle Harbor, L.L.C.	99%	—	442
Warwick Grove Company, L.L.C.	50%	980	—
		$81,764	$29,102

We exercise significant influence over but hold noncontrolling interests in each of the above partnerships or joint ventures or our outside partners have significant participating rights, as defined in the EITF 96-16, or important rights, as defined by SOP 78-9. Therefore, we account for our investments in these partnerships and joint ventures using the equity method.

Ansonia Apartments, L.P. Our joint venture partner in Ansonia Apartments is Ansonia LLC, the principals of which are Robert Rothenberg, Saul Spitz, Richard Frary, and Joel Mael. In 2001, the principals of Ansonia LLC met their obligation to pay Tarragon 30% of the amounts it contributed to the partnership plus a preferred return through a contribution, made in cash of $232,000 and issuance of notes totaling $5.3 million in the aggregate. The notes bore interest at 12%, were secured by pledges of partnership interests, and were payable from 30% of Ansonia Apartments' net cash flow. In 2002, the notes were paid in full, as described below. Messrs. Rothenberg and Spitz became executive officers of Tarragon, and Mr. Rothenberg was appointed to our Board of Directors, in September 2000.

Tarragon's investment in Ansonia Apartments was fully recovered in 2002 from distributions to the partners of cash proceeds from property sales, mortgage refinancings, supplemental mortgages, and operations. Distributions in excess of our investment balance since then have been included in equity in income of partnerships and joint ventures in the accompanying Consolidated Statements of Operations and total $8.2 million and $5.3 million, respectively, for the years ended December 31, 2003 and 2002.

In 2003, Ansonia Apartments received aggregate net proceeds of $9.3 million from refinanced and supplemental mortgages on seven properties, of which $6.5 million was distributed to Tarragon.

In 2002, Ansonia Apartments sold three properties for a total of $14.7 million and recognized gains totaling $2.1 million. Tarragon's proportionate share of the gains was $1.5 million. Aggregate net cash proceeds of $3.9 million were distributed to the partners, with Tarragon receiving $2.8 million. Also in 2002, Ansonia received aggregate net cash proceeds of $8.7 million from refinanced and supplemental mortgages on six properties, of which $6 million was distributed to Tarragon. From the cash proceeds of the property sales, the mortgage refinancings, the supplemental mortgages, and from operations, distributions were made for the accounts of the members of the outside partner which were used first to pay off their notes payable to Tarragon, with cash in excess of the note balances paid to the members.

During 2001, Ansonia received net cash proceeds of $7.1 million from refinanced and supplemental mortgages on four properties, all of which was paid to Tarragon, $5.6 million as distributions, with the remaining $1.5 million applied to interest and principal on the notes due from the members of the outside partner. Also in 2001, Ansonia sold one property, receiving net cash proceeds of $2.6 million and realizing a gain of $1.2 million. The net cash proceeds were paid to Tarragon, $1.8 million as a distribution; the remainder was applied to interest and principal on the notes due from the members of the outside partner.

Fenwick Tarragon Apartments, L.L.C. On January 1, 2003, Tarragon transferred its interest in Vintage at Fenwick Plantation to Fenwick Tarragon Apartments, L.L.C., in exchange for a 70% interest in the joint venture. This contribution reduced our real estate held for investment and other assets by $16.6 million and reduced our notes and interest payable and other liabilities by $14 million. No gain or loss was recognized on the transfer.

Devonshire Apartment Owners, L.L.C. In February 2002, Devonshire sold its only property, Villages at Gateway Apartments, for $33.2 million and recognized a gain of $25.2 million. Net cash proceeds of $8.3 million were distributed to the partners, with Tarragon receiving $8 million. Our share of the gain was $8.3 million, after reduction for income recognized in 2000 from distributions from Devonshire in excess of our investment, and is included in equity in income of partnerships and joint ventures in the accompanying Consolidated Statement of Operations for the year ended December 31, 2002.

One Las Olas, Ltd. In 2001, One Las Olas began construction of Las Olas River House, a 287-unit luxury high-rise condominium development. In March 2002, One Las Olas closed a $90 million construction loan, which was modified and increased to $109 million in the fourth quarter of 2003, and a $25 million mezzanine loan to finance construction of the project. Tarragon has provided the cash required for the development, $18 million as of December 31, 2003, and has guaranteed the construction loan, which had a December 31, 2003, balance of $68.3 million. See "Loan Guarantees for Unconsolidated Partnerships and Joint Ventures" below. During 2003, One Las Olas recorded homebuilding sales of $97.6 million on the percentage of completion method. As of December 31, 2003, construction was 74% complete, and 65% of the condominium homes were subject to binding sale contracts pursuant to which the buyers had made 20% deposits. The difference between the sales revenue recorded and the 20% deposits received from the buyers has been recorded as contracts receivable.

Merritt 8 Acquisitions, L.L.C. In November 2003, we offered to buy out the interests of our outside partner, and in December 2003, the outside partner agreed to sell its interests. On completion of the purchase in April 2004, Tarragon will consolidate assets with a fair value of approximately $25 million and debt of approximately $20 million.

Stone Creek Associates I, L.L.C. In December 2002, Stone Creek Apartments was sold for $28 million, with a gain on sale of $6.8 million. From net proceeds of $11.3 million, Tarragon received a distribution of $2.5 million. Our equity in the income of the joint venture, presented in the accompanying Consolidated Statement of Operations for the year ended December 31, 2002, includes $1.4 million from the gain on sale and $347,000 of cash distributions in excess of our investment.

Loan Guarantees for Unconsolidated Partnerships and Joint Ventures. We have guaranteed $76.2 million of mortgages on six unconsolidated properties; $54.5 million relates to two mortgages that mature in 2006 and have two-year extension options, $925,000 relates to a mortgage that matures in 2012, $900,000 relates to a mortgage that matures in 2023, and the balance relates to two mortgages that mature in 2004. We have also guaranteed construction loans totaling $146.7 million of three unconsolidated properties, including the $109 million construction loan for the Las Olas River House condominium development. This construction loan has a December 31, 2003, balance of $68.3 million, matures in 2005, and contains a one-year extension option. The aggregate balance of the other construction loans at December 31, 2003 is $37.7 million. These loans mature in 2004 and have one- or two-year extension options. In addition, we have guaranteed $750,000 in loans that were paid off in January 2004. We have recorded liabilities totaling $1.7 million in connection with three of these guarantees. Estimated fair values of other guarantees provided since January 1, 2003, are not significant.

Below are unaudited summarized financial data for One Las Olas and our other unconsolidated partnerships and joint ventures as of and for the periods indicated. One Las Olas reported no revenues or expenses prior to 2003.

	One Las Olas	Other	All Partnerships
December 31, 2003			
Real estate	$ —	$ 297,823	$ 297,823
Accumulated depreciation	—	(34,078)	(34,078)
Homebuilding inventory	62,524	53,669	116,193
Other assets, net	105,193	11,895	117,088
Notes and interest payable	(101,211)	(302,050)	(403,261)
Other liabilities	(46,319)	(13,131)	(59,450)
Partners' capital	$ 20,187	$ 14,128	$ 34,315
Our proportionate share of partners' capital	$ 13,647	$ 22,953	$ 36,600
Cash distributions in excess of investment	—	15,479	15,479
Liability established for debt guaranty	776	1,803	2,579
Advances	23,001	7,536	30,537
Elimination of intercompany interest	(3,431)	—	(3,431)
Investments in and advances to partnerships and joint ventures	$ 33,993	$ 47,771	$ 81,764
Year Ended December 31, 2003			
Homebuilding sales	$ 97,583	$ —	$ 97,583
Cost of homebuilding sales	(77,381)	—	(77,381)
Rental revenue	—	47,534	47,534
Property and other operating expenses	(16)	(25,790)	(25,806)
Interest expense	—	(17,576)	(17,576)
Depreciation expense	—	(9,485)	(9,485)
Net income (loss)	20,186	(5,317)	14,869
Elimination of interest and management fees paid to Tarragon	2,643	1,682	4,325
Net income (loss) before interest and management fees paid to Tarragon	$ 22,829	$ (3,635)	$ 19,194
Equity in income (loss) of partnerships and joint ventures	$ 16,284	$ (2,615)	$ 13,669
Cash distributions in excess of investment	$ —	$ 9,120	$ 9,120
Loss from investment written off	$ —	$ (313)	$ (313)
December 31, 2002			
Real estate	$ —	$ 276,918	$ 276,918
Accumulated depreciation	—	(24,609)	(24,609)
Homebuilding inventory	45,893	10,562	56,455
Other assets, net	22,587	9,989	32,576
Notes and interest payable	(31,921)	(253,677)	(285,598)
Other liabilities	(36,557)	(10,217)	(46,774)
Partners' capital	$ 2	$ 8,966	$ 8,968
Our proportionate share of partners' capital	$ 2	$ 8,714	$ 8,716
Cash distributions in excess of investment	—	5,708	5,708
Liability established for debt guaranty	—	925	925
Advances	11,469	5,757	17,226
Elimination of intercompany interest	(3,473)	—	(3,473)
Investments in and advances to partnerships and joint ventures	$ 7,998	$ 21,104	$ 29,102

	All Partnerships
Year Ended December 31, 2002	
Rental revenue	$ 41,639
Property operating expenses	(20,851)
Interest expense	(14,462)
Depreciation expense	(8,311)
Loss before other items	(1,985)
Gain on sale of real estate	27,240
Income from continuing operations	25,255
Discontinued operations	
Income from operations(1)	759
Gain on sale of real estate	6,780
Net income	32,794
Elimination of management fees paid to Tarragon	1,403
Net income before management fees paid to Tarragon	$ 34,197
Equity in income of partnerships and joint ventures	$ 10,587
Cash distributions in excess of investment	$ 6,055

(1) Includes revenue of $3,369.

Year Ended December 31, 2001	
Rental revenue	$ 45,349
Property operating expenses	(20,962)
Interest expense	(14,709)
Depreciation expense	(6,916)
Income before other items	2,762
Gain on sale of real estate	1,188
Income from continuing operations	3,950
Discontinued operations(2)	484
Net income	4,434
Elimination of management fees paid to Tarragon	1,146
Net income before management fees paid to Tarragon	$ 5,580
Equity in income of partnerships and joint ventures	$ 3,577
Cash distributions in excess of investment	$ 4,142

(2) Includes revenue of $3,230.

NOTE 4. NOTES, DEBENTURES, AND INTEREST PAYABLE

Notes, debentures, and interest payable consisted of the following at December 31:

	2003		2002	
	Estimated Fair Value	**Book Value**	Estimated Fair Value	Book Value
Mortgages on real estate	**$409,709**	**$399,106**	$413,417	$394,986
Loans on homebuilding inventory	**57,556**	**57,546**	18,459	16,711
Other notes payable	**12,405**	**12,405**	14,400	14,400
Debentures	**—**	**—**	928	928
Accrued interest	**2,205**	**2,205**	1,901	1,901
	$481,875	**$471,262**	$449,105	$428,926

Notes payable at December 31, 2003, bear interest at fixed rates from 4.88% to 10% per annum and variable rates currently ranging from 1.04% to 6.5% and mature from 2004 through 2031. The mortgage notes are generally nonrecourse, with the exception of construction loans, and are collateralized by deeds of trust on real estate with an aggregate net carrying value of $459 million.

Debentures were issued in 1993 in connection with a dividend to stockholders. The debentures were unsecured and bore interest at 9% per annum, payable semi-annually. In January 2003, Tarragon redeemed the debentures.

Other notes payable for both years include an $8.4 million loan secured by interests in joint ventures and advances under a bank line of credit that matures June 2005 and is secured by mortgages on five properties and Tarragon common stock pledged by affiliates of William S. Friedman, our President and Chief Executive officer and Chairman of our Board of Directors. See NOTE 9. "RELATED PARTY TRANSACTIONS." The line of credit was increased from $10 million at December 31, 2002, to $16.8 million at December 31, 2003. At December 31, 2003, advances of $1.7 million were included in other notes payable, and advances of $5.3 million were included with mortgages on real estate. We had $8.6 million available at December 31, 2003, under this line of credit. At December 31, 2002, advances of $6 million were included in other notes payable, and advances of $1.7 million were included with mortgages on real estate. Other notes payable at December 31, 2003, also includes a fully utilized $2 million bank line of credit that matures May 2004 and is secured by Tarragon common stock pledged by affiliates of Mr. Friedman. We also have an unused $20 million line of credit with affiliates of Mr. Friedman. For the terms of this line of credit, see NOTE 9. "RELATED PARTY TRANSACTIONS."

At December 31, 2003, scheduled principal payments on notes payable are due as follows:

2004	$ 17,768
2005	72,328
2006	171,408
2007	16,891
2008	17,717
Thereafter	172,945
	$469,057

NOTE 5. COMMON STOCK REPURCHASE PROGRAM

The Board of Directors has authorized a common stock repurchase program. In 2003, 2002, and 2001, Tarragon repurchased 868,133 shares of its common stock in open market and negotiated transactions at a cost of $12.1 million. Our cumulative cost of common stock repurchases is $40.8 million. As of December 31, 2003, Tarragon had authorization to repurchase an additional 354,963 common shares.

NOTE 6. 10% CUMULATIVE PREFERRED STOCK

The 10% Cumulative Preferred Stock pays a fixed dividend of $1.20 per year and has a liquidation value of $12 per share. Shares may be redeemed at Tarragon's option at any time after June 30, 2003, at the liquidation value plus a premium of $0.50 per share which declines by $0.10 per share each year thereafter. No mandatory redemption or "sinking fund" is required.

NOTE 7. EARNINGS PER COMMON SHARE

Following is a reconciliation of the weighted average shares of common stock outstanding used in the computation of earnings per share and earnings per share—assuming dilution. The information has been restated to give effect to the stock dividend paid in April 2002, the three-for-two stock split in February 2003, and the five-for-four stock split in January 2004.

For the Years Ended December 31,	2003	2002	2001
Weighted average shares of common stock outstanding	**14,650,091**	15,085,476	15,407,508
Convertible preferred interest of minority partner in consolidated joint venture	**445,398**	—	399,620
Stock options	**1,829,046**	—	364,906
Weighted average shares of common stock outstanding—assuming dilution	**16,924,535**	15,085,476	16,172,034

The convertible preferred interest of minority partner in consolidated joint venture represents the preferred interest of Mr. Rohdie in a joint venture we consolidate (see NOTE 2. "MINORITY INTERESTS.") His preferred interest became convertible in February 2001. For the year ended December 31, 2002, his interest was convertible into 445,398 shares. However, their effect is not reflected in weighted average shares of common stock outstanding—assuming dilution because their effect is antidilutive due to a loss from continuing operations allocable to common stockholders.

On a weighted average basis, options to purchase 3,631,243 shares of common stock at a price of $5.75 were outstanding during 2003. During 2003, the exercise prices of all options were less than the market prices of the common stock.

On a weighted average basis, options to purchase 3,443,896 shares at $5.51 per share and 1,369,758 shares at $6.01 per share in 2002 and 2001, respectively, were outstanding during those years but were not reflected in the computation of weighted average shares of common stock outstanding—assuming dilution because their effect was antidilutive.

NOTE 8. STOCK OPTIONS

Tarragon has an Independent Director Stock Option Plan (the "Director Plan") and a Share Option and Incentive Plan (collectively, the "Option Plans"). Under Tarragon's Director Plan, Independent Directors receive annual awards of options to purchase up to 2,000 shares of Tarragon common stock on January 1 of each year. The options are immediately exercisable and expire on the earlier of the first anniversary of the date on which the director ceases to serve as a director or ten years from the date of grant.

Under Tarragon's Share Option and Incentive Plan, incentive stock options have been awarded to officers and employees of Tarragon and its subsidiaries. These stock options vest between one and five years from the date of grant and expire ten years thereafter, unless the optionees' relationship with Tarragon terminates earlier.

As of December 31, 2003, a total of 132,522 shares of common stock were available for grant under the Director Plan, and a total of 423,466 shares of common stock were available under the Share Option and Incentive Plan.

Tarragon granted options to purchase 62,500 shares in connection with the purchase of homebuilding inventory in 2003. Tarragon granted options to purchase 408,375 shares in connection with the purchase of interests in Accord Properties Associates, LLC, in January 2001. See NOTE 15. "ACQUISITION OF ACCORD PROPERTIES ASSOCIATES, LLC." The fair value of these options, estimated using the Black-Scholes pricing model, represents a portion of the purchase consideration in the acquisition of Accord.

The following table summarizes stock option activity:

	For the Years Ended December 31,					
	2003		2002		2001	
	Number of Options	**Weighted Average Exercise Prices**	Number of Options	Weighted Average Exercise Prices	Number of Options	Weighted Average Exercise Prices
Outstanding at January 1	**3,427,253**	**$5.52**	3,299,760	$5.36	3,053,681	$5.33
Granted	**338,751**	**9.88**	275,344	6.48	444,675	4.66
Exercised	**(47,218)**	**4.89**	(126,301)	3.25	(121,671)	2.82
Forfeited	**(29,558)**	**7.24**	(21,550)	4.89	(76,925)	4.23
Outstanding at December 31	**3,689,228**	**$5.90**	3,427,253	$5.52	3,299,760	$5.36
Exercisable at December 31	**3,194,047**	**$5.61**	2,940,624	$5.50	2,697,093	$5.49
Weighted average grant-date fair value of options granted:						
To employees and directors		**$3.85**		$2.55		$2.28
In connection with acquisitions		**$5.00**				$2.84

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Years Ended December 31,				
	2003		2002	2001	
	Granted in Connection with Acquisition of Homebuilding Inventory	**Granted to Employees and Directors**	Granted to Employees and Directors	Granted in Connection with Acquisition of APA	Granted to Employees and Directors
Dividend yield	—	—	—	—	—
Expected volatility	22%	22%	22%	30%	30%
Risk-free interest rate	3.78%	3.90%	5.25%	4.98%	4.98%
Expected lives (in years)	8	8	8	8	8
Forfeitures	—	1.4%	3%	—	2.7%

The following table summarizes information about the options outstanding at December 31, 2003:

	Outstanding			Exercisable	
Range of Exercise Prices	Options	Weighted Average Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$2.03– 4.85	1,135,950	6.38	$4.50	1,125,514	$ 4.50
5.04– 5.73	1,064,498	5.13	5.40	1,021,845	5.42
6.36– 7.05	1,172,531	5.61	6.65	969,188	6.70
8.13–12.50	316,249	8.42	9.85	77,500	10.61
$2.03–12.50	3,689,228	5.95	$5.90	3,194,047	$ 5.61

In January 2004, we granted options covering 12,500 shares under the Director Plan, all of which were immediately exercisable, and 38,125 under the Stock Option and Incentive Plan. Also, 454,204 of the options outstanding at December 31, 2003, were exercised in the first two months of 2004.

NOTE 9. RELATED PARTY TRANSACTIONS

At December 31, 2003, Tarragon had $20 million available under an unused line of credit with affiliates of William S. Friedman, our President and Chief Executive Officer and Chairman of our Board of Directors, under an arrangement approved by the Board of Directors. Advances under the line of credit bear interest at LIBOR plus 1% per annum, which totaled $2,000 in 2003, $228,000 in 2002, and $397,000 in 2001. Upon its maturity in January 2004, the line of credit was extended for an additional two years until January 2006.

As an accommodation to Tarragon, Mr. Friedman or his affiliates have pledged approximately 1.5 million shares of Tarragon common stock to secure a $16.8 million line of credit with a bank. In addition, Mr. Friedman or his affiliates have pledged approximately 375,000 shares of Tarragon common stock to secure a $2 million line of credit with another bank. Tarragon has indemnified Mr. Friedman or his affiliates from any loss, cost, or liability associated with the accommodation pledges or the lines of credit. As collateral for the indemnification obligations, Tarragon has agreed to pledge to Mr. Friedman and his affiliates an equal number of shares of Tarragon treasury stock.

During 2002, Tarragon received payment in full on notes receivable of $1.6 million and $541,000, respectively, from Robert P. Rothenberg, Chief Operating Officer and a member of the Board of Directors of Tarragon, and Saul Spitz, Executive Vice President of Acquisitions for Tarragon. These loans were made to Messrs. Rothenberg and Spitz in connection with their required contributions to Ansonia Apartments, L.P., in 2001. The notes were paid from the proportionate share of distributions to Messrs. Rothenberg and Spitz from Ansonia. Tarragon recognized interest income totaling $136,000 in 2002 and $130,000 in 2001 from these two notes.

Tarragon provides property management services for several properties owned by affiliates of Mr. Friedman. Tarragon received property management fees of $15,000, $28,000, and $145,000 for 2003, 2002, and 2001, respectively, from these properties. In addition, in 2002, Tarragon received $97,000 for services in refinancing several properties owned by affiliates of Mr. Friedman.

Tarragon provides asset and property management services for several properties owned by partnerships and joint ventures accounted for by the equity method. Tarragon received management fees of $1.7 million, $1.4 million, and $1.3 million for 2003, 2002, and 2001, respectively, and recognized as income $414,000, $346,000, and $169,000 for 2003, 2002, and 2001, respectively, for the portion of the fee allocable to our joint venture partners. The remainder of the fees was recorded as a return of our investment.

In 2003 and 2002, Tarragon recognized as interest income $678,000 and $129,000, respectively, on advances to One Las Olas, Ltd., a partnership that we account for on the equity method.

In 2003, Tarragon recognized income of $291,000 in connection with development and construction of one of our homebuilding projects in which outside partners hold an interest. The income represents the portion of a manager's fee chargeable to the outside partners' interest.

NOTE 10. INCOME TAXES

No current or deferred income tax expense was recognized in 2003, 2002, or 2001 due to the application of net operating loss carryforwards. A reconciliation of computed income taxes to actual income taxes follows:

Years Ended December 31,	**2003**	2002	2001
Income before taxes	**$ 31,194**	$ 5,459	$1,229
Statutory Federal income tax rate	**34%**	34%	34%
Income taxes at statutory rate	**10,606**	1,856	418
State income taxes, net of Federal benefit	**1,348**	310	111
Amortization	**—**	—	271
Other	**24**	21	22
Utilization of net operating loss carryforward	**(11,978)**	*(2,187)*	*(822)*
Income tax provision	**$ —**	$ —	$ —

The following table discloses the components of the deferred tax amounts at December 31, 2003, 2002, and 2001:

December 31,	**2003**	2002	2001
Deferred tax assets—temporary differences			
Equity in earnings of partnerships and joint ventures	**$ 968**	$ 477	$ 762
Bad debt allowance	**57**	—	34
Prepaid rent	**22**	7	76
Deferred revenue	**161**	118	170
Provision for losses	**—**	—	187
Other	**248**	81	4
Depreciation	**—**	1,951	—
Total deferred tax assets—temporary differences	**1,456**	2,634	1,233
Net operating loss carryforward	**24,197**	17,097	15,938
Total deferred tax assets	**25,653**	19,731	17,171
Deferred tax liabilities—temporary differences			
Distributions from partnerships and joint ventures in excess of basis	**6,621**	8,995	6,936
Provision for losses	**—**	421	—
Depreciation	**9,210**	—	847
Straight-line rent	**—**	240	234
Total deferred tax liabilities	**15,831**	9,656	8,017
Net deferred tax assets	**9,822**	10,075	9,154
Less valuation allowance	**(9,822)**	(10,075)	(9,154)
Net deferred tax	**$ —**	$ —	$ —

At December 31, 2003, Tarragon had Federal net operating loss carryforwards (NOLs) of approximately $71.2 million. If not utilized, the NOLs will expire between years 2004 and 2020. The future availability of the NOLs may be limited if Tarragon experiences an ownership change of more than 50 percent, as defined by IRS regulations. Tarragon's stock is publicly traded, and we cannot assure that future trading will not result in an ownership change, as defined by IRS regulations, which would limit availability of the NOLs. Due to these uncertainties regarding possible utilization of the NOLs, as well as Tarragon's history of operating losses, a valuation allowance was recorded to fully reserve the computed net deferred tax assets.

NOTE 11. RENTALS UNDER OPERATING LEASES

Tarragon's rental operations include the leasing of office buildings and shopping centers subject to leases with terms greater than one year. The leases thereon expire at various dates through 2020. The following is a schedule of future minimum rentals on non-cancelable operating leases as of December 31, 2003:

2004	$ 8,436
2005	6,995
2006	4,944
2007	3,767
2008	2,678
Thereafter	16,100
	$42,920

NOTE 12. COMMITMENTS AND CONTINGENCIES

Tarragon is not aware of any liability relating to federal, state, and local environmental laws, ordinances, and regulations that would have a material adverse effect on our business, financial position, or results of operations. However, in April 2003, in connection with the condominium conversion of Pine Crest Village at Victoria Park, a contractor for Tarragon may have inadvertently disturbed asbestos-containing materials. Such actions are currently under investigation by the Environmental Protection Agency and may result in civil and/or criminal proceedings under applicable law. The extent of any resulting liability is unknown at this time. We have incurred legal and other professional fees and costs of relocating residents in connection with this matter totaling $308,000 to date. Remediation has been completed at a total cost of $800,000.

Tarragon is also party to various claims and routine litigation arising in the ordinary course of business. We do not believe that the results of such claims and litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position, or results of operations.

The following is a schedule of future minimum lease payments due on a ground lease in Paramus, New Jersey, that expires in 2061, and on leases for office space occupied by Tarragon that expire in 2009. Under terms of the ground lease, the minimum lease payments increase by 10% every fifth year. Tarragon has the right to acquire the land on expiration of the lease at 70% of its fair market value as determined at that time.

	Ground Lease	Office Space
2004	$ 260	$ 634
2005	260	706
2006	262	714
2007	286	725
2008	286	736
Thereafter	25,904	269
	$27,258	$3,784

NOTE 13. LITIGATION SETTLEMENT

In June 2001, Tarragon received a net distribution of $2.3 million, after deducting attorney's fees and expenses, in connection with the settlement of a derivative lawsuit.

NOTE 14. SEGMENT REPORTING

Our business is divided into two principal segments—homebuilding and the operation of our investment portfolio. Our Homebuilding Division has become the main focus of our business in terms of financial and human capital. Our activities in the Homebuilding Division encompass condominium conversions of existing apartment communities, the development of town homes, carriage homes, and new, mid-rise or high-rise condominiums for sale to residents, the sale of single-family home sites to homebuilders, and development of new investment properties, primarily apartment communities, which, upon stabilization, become part of our investment portfolio. From the beginning of 2002 until the fourth quarter of 2003, we reported development of for-sale housing and development of new rental properties separately. We now view these activities as consistent with the objectives of the Homebuilding Division and report them together.

Our investment portfolio of stabilized apartment communities and commercial properties is the largest segment in terms of assets. Funds generated by the operation, sale, or refinancing of properties in the investment portfolio support our overhead and finance our homebuilding activities. We reclassify rental properties from the Homebuilding Division to the Investment Division once they have achieved stabilized operations, as defined below. We reclassify properties from the Investment Division to the Homebuilding Division if we have initiated renovation, reposition, or condominium conversion activities.

Homebuilding. For-sale assets in this division include luxury mid-rise and high-rise condominiums and townhouses under development and existing apartment communities under conversion to condominiums. They also include single-family home sites for sale to homebuilders. Communities under development and/or being marketed for sale at December 31, 2003, include the following.

Community	Location	Number of Remaining Homes or Home Sites	Description
Consolidated communities			
5600 Collins Avenue	Miami Beach, FL	6	Condominium conversion
Alexandria Place	Apopka, FL	104	Single-family home site development
Alexandria Pointe	Deland, FL	123	Single-family home site development
Alta Mar	Ft. Myers, FL	131	Mid-rise luxury condominium development
Pine Crest Village I	Ft. Lauderdale, FL	17	Condominium conversion
Pine Crest Village II	Ft. Lauderdale, FL	116	Condominium conversion
Smoky Mountain Ridge	Pigeon Forge, TN	190	Cabin site development
Southridge Pointe	Deland, FL	29	Single-family home site development
Tuscany on the Intracoastal	Boynton Beach, FL	280	Condominium conversion
Venetian Bay Village I	Kissimmee, FL	29	Townhome vacation community
Venetian Bay Village II	Kissimmee, FL	136	Townhome vacation community
Wekiva Crest	Apopka, FL	28	Single-family home site development
Woods of Lake Helen	Lake Helen, FL	105	Single-family home site development
Woods of Southridge	Deland, FL	17	Single-family home site development
		1,311	
Unconsolidated communities			
Las Olas River House	Ft. Lauderdale, FL	287 [a]	High-rise luxury condominium development
100 East Las Olas	Ft. Lauderdale, FL	44	Mixed-use retail and condominium development
Metropolitan	Sarasota, FL	124	High-rise luxury condominium development
Warwick Grove	Warwick, NY	214	Traditional new development—flats, townhomes, and condominiums
XII Hundred Grand	Hoboken, NJ	159	Mid-rise luxury condominium development
XIII Hundred Grand	Hoboken, NJ	118	Mid-rise luxury condominium development
		946	
		2,257	

(a) One Las Olas, the partnership that owns this community, has recognized revenue for sales of 186 homes under the percentage of completion method as of December 31, 2003.

Also included in the Homebuilding Division are rental communities under development or in initial lease-up, existing rental communities under renovation or reposition, and land held for development or sale. Apartments in lease-up or under reposition include 820 consolidated units and 720 units owned through unconsolidated partnerships and joint ventures. A commercial property under reposition with 151,387 square feet is also included in this division.

We measure the performance of our Homebuilding Division primarily by gross profit from home sales. Intercompany sales, which represent the transfer of properties from the Homebuilding Division to the Investment Division, are also included in the following operating statements for the Homebuilding Division. The sale prices for these properties were their estimated fair market values as of the date of transfer, and the cost of sales was their net carrying values as of the same date. Gains on transfers of assets between segments do not represent gains recognizable in accordance with GAAP and, accordingly, are eliminated for purposes of consolidated reporting.

Investment. This division includes properties with stabilized operations. We consider a property stabilized when development or renovation is substantially complete and recurring operating income exceeds operating expenses and debt service. Prior to 2003, we defined stabilized properties as completed properties with stabilized market rate occupancy at market rents for comparable product in the property's market and which are subject to neither renovation nor repositioning. The Investment Division has 8,431 consolidated stabilized apartments and 4,374 stabilized apartments owned through unconsolidated partnerships and joint ventures. It also has consolidated commercial properties with 965,466 square feet and commercial properties owned through unconsolidated partnerships and joint ventures with 267,022 square feet.

We use net operating income (rental revenue less property operating expenses) to measure the performance of our Investment Division. We have historically used funds from operations ("FFO"), as defined below, to measure the performance of our Investment Division, since its operation resembled that of traditional REITs, due to its widespread acceptance and use within the REIT and analyst communities. However, we believe FFO is no longer a meaningful and relevant performance measure of the Investment Division because the funds generated by the Investment Division are used to finance the activities of the Homebuilding Division rather than to directly benefit the Investment Division. FFO, as defined by the National Association of Real Estate Investment Trusts, equals net income (loss), computed in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The following operating statements for the Investment Division also include gains on intercompany sales representing transfers of properties from the Investment Division to the Homebuilding Division for renovation or conversion to condominiums.

We allocate our general and administrative expenses between the segments based on the functions of the corporate departments. We allocate other corporate items, including interest, management fee, and other revenue, and minority interests in income of consolidated partnerships and joint ventures, litigation settlement, and insurance and other claims, and, prior to January 1, 2002, amortization of goodwill that are not directly associated with one of our divisions in the same proportions as general and administrative expenses are allocated.

Following are operating statements and identifiable assets for our two divisions and net operating income for our Investment Division. Dollar amounts in the tables are in thousands. In 2002, we presented For-Sale Housing and Development Divisions separately. Amounts presented separately for these two divisions in prior years have been combined and presented under our Homebuilding Division consistent with the 2003 presentation.

HOMEBUILDING DIVISION

Operating Statements

For the Years Ended December 31,	2003		2002		2001	
Homebuilding sales	$ 153,862	100%	$ 26,179	100%	$ 25,950	100%
Intercompany sales	144,709	100%	303,959	100%	108,150	100%
	298,571	100%	330,138	100%	134,100	100%
Costs of homebuilding sales	(123,813)	(80)%	(28,859)	(110)%	(21,859)	(84)%
Costs of intercompany sales	(122,496)	(85)%	(249,546)	(82)%	(91,904)	(85)%
	(246,309)	(82)%	(278,405)	(84)%	(113,763)	(85)%
Gross profit (loss) on homebuilding sales	30,049	20%	(2,680)	(10)%	4,091	16%
Gross profit from intercompany sales	22,213	15%	54,413	18%	16,246	15%
	52,262	18%	51,733	16%	20,337	15%
Minority interests in homebuilding sales of consolidated joint ventures	(409)	—	—	—	—	—
Outside partners' interests in homebuilding sales of unconsolidated partnerships and joint ventures	(3,887)	(1)%	—	—	—	—
Outside partners' interests in intercompany sales of unconsolidated partnerships and joint ventures	(3,988)	(1)%	(2,754)	(1)%	(4,041)	(3)%
Profit recognized by the Investment Division upon the transfer of Pine Crest Apartments to the Homebuilding Division	(5,640)	(2)%	—	—	—	—
	38,338	13%	48,979	15%	16,296	12%
Other income and expenses:						
Net loss from property operations	(6,069)	(2)%	(3,719)	(1)%	(7,536)	(6)%
General and administrative expenses	(11,500)	(4)%	(6,659)	(2)%	(6,066)	(5)%
Other corporate items	1,896	1%	656	—	2,428	2%
Gain on sale of real estate	—	—	—	—	3,528	3%
Prepayment penalty on early retirement of debt in connection with condominium conversion	(3,117)	(1)%	—	—	—	—
Gain on debt forgiveness	—	—	—	—	420	—
Write-off of investment in joint venture	(313)	—	—	—	—	—
Net income	$ 19,235	6%	$ 39,257	12%	$ 9,070	7%

HOMEBUILDING DIVISION

Balance Sheets

December 31,	2003	2002
Assets		
Real estate held for investment	**$ 29,304**	$ 69,609
Homebuilding inventory	**97,234**	31,632
Investments in partnerships and joint ventures	**74,074**	20,258
Cash	**19,365**	14,938
Restricted cash	**1,042**	489
Other assets	**5,746**	4,153
	$226,765	$141,079
Liabilities and Equity		
Notes and interest payable	**$ 65,912**	$ 56,766
Advances from Investment Division	**72,136**	65,236
Other liabilities	**11,969**	5,933
	150,017	127,935
Minority interest	**1,824**	93
Equity	**74,924**	13,051
	$226,765	$141,079

INVESTMENT DIVISION

Operating Statements

For the Years Ended December 31,	2003	2002	2001
Rental revenue	**$124,174**	$122,487	$ 93,879
Property operating expenses	**(65,185)**	(61,833)	(47,568)
Net operating income	**58,989**	60,654	46,311
Net gain on sale of real estate	**28,342**	20,658	3,462
Gain on sale of real estate of unconsolidated partnerships and joint ventures	**—**	17,762	—
Distributions from unconsolidated partnerships and joint ventures in excess of investment	**9,120**	6,055	4,009
Minority interests in income of consolidated partnerships and joint ventures	**(1,770)**	(1,028)	(257)
Elimination of management fees paid to Tarragon by unconsolidated partnerships and joint ventures	**1,525**	1,333	831
Outside partners' interests in (income) losses of unconsolidated partnerships and joint ventures	**614**	(8,380)	(1,400)
General and administrative expenses	**(5,426)**	(5,877)	(5,916)
Other corporate items	**693**	591	2,643
Interest expense	**(36,422)**	(36,049)	(27,706)
Depreciation expense	**(29,884)**	(28,266)	(17,509)
Net income	**$ 25,781**	$ 27,453	$ 4,468

INVESTMENT DIVISION

Balance Sheets

December 31,	2003	2002
Assets		
Real estate held for investment	**$365,791**	$365,918
Investments in partnerships and joint ventures	**7,690**	8,844
Cash	**2,261**	3,085
Restricted cash	**5,531**	5,626
Other assets	**13,088**	12,981
Advances to Homebuilding Division	**72,136**	65,236
	$466,497	$461,690
Liabilities and Equity		
Notes and interest payable	**$405,350**	$372,160
Other liabilities	**14,917**	13,109
	420,267	385,269
Minority interest	**20,517**	18,430
Equity	**25,713**	57,991
	$466,497	$461,690

For the Years Ended December 31,	2003		2002		2001	
Investment Division Net Operating Income:						
Rental revenue						
Same store stabilized apartment communities	$ 62,175	100%	$ 60,259	100%	$ 57,454	100%
Apartment communities stabilized during period	39,756	100%	29,734	100%	—	—
Apartment communities acquired during period	1,693	100%	1,499	100%	273	100%
Apartment community targeted for condominium conversion in 2002	—	—	—	—	3,374	100%
Apartment communities targeted for reposition in 2003	2,550	100%	4,028	100%	4,235	100%
Apartment communities sold during period	3,737	100%	15,814	100%	20,594	100%
Commercial properties	14,263	100%	11,153	100%	7,949	100%
	124,174	100%	122,487	100%	93,879	100%
Property operating expenses						
Same store stabilized apartment communities	(34,413)	(55)%	(31,233)	(52)%	(29,723)	(52)%
Apartment communities stabilized during period	(18,618)	(47)%	(13,276)	(45)%	—	—
Apartment communities acquired during period	(688)	(41)%	(721)	(48)%	(87)	(32)%
Apartment community targeted for condominium conversion in 2002	—	—	—	—	(1,352)	(40)%
Apartment communities targeted for reposition in 2003	(2,536)	(99)%	(2,972)	(74)%	(2,847)	(67)%
Apartment communities sold during period	(2,224)	(60)%	(8,588)	(54)%	(10,300)	(50)%
Commercial properties	(6,706)	(47)%	(5,043)	(45)%	(3,259)	(41)%
	(65,185)	(52)%	(61,833)	(50)%	(47,568)	(51)%
Net operating income						
Same store stabilized apartment communities	27,762	45%	29,026	48%	27,731	48%
Apartment communities stabilized during period	21,138	53%	16,458	55%	—	—
Apartment communities acquired during period	1,005	59%	778	52%	186	68%
Apartment community targeted for condominium conversion in 2002	—	—	—	—	2,022	60%
Apartment communities targeted for reposition in 2003	14	1%	1,056	26%	1,388	33%
Apartment communities sold during period	1,513	40%	7,226	46%	10,294	50%
Commercial properties	7,557	53%	6,110	55%	4,690	59%
	$ 58,989	48%	$ 60,654	50%	$ 46,311	49%

For the Years Ended December 31,	2003	2002	2001
Reconciliation of Divisional Revenues to Consolidated Revenue:			
Homebuilding division total revenue	$ 298,571	$ 330,138	$ 134,100
Investment division rental revenue	124,174	122,487	93,879
	422,745	452,625	227,979
Less homebuilding revenue from intercompany sales	(144,709)	(303,959)	(108,150)
Less homebuilding revenue of unconsolidated partnerships and joint ventures	(97,583)	—	—
Less investment division rental revenue presented in discontinued operations	(3,737)	(10,158)	—
Less investment division rental revenue of unconsolidated partnerships and joint ventures presented in discontinued operations	—	(3,369)	(3,230)
Add management fee and other revenue included in other corporate items	922	580	518
Add rental revenues from homebuilding properties presented in net loss from property operations	11,148	13,041	38,720
Less rental revenues of unconsolidated partnerships and joint ventures	(47,534)	(41,639)	(45,349)
Consolidated total revenue	$ 141,252	$ 107,121	$ 110,488
Reconciliation of Divisional Net Income to Consolidated Net Income:			
Homebuilding division net income	$ 19,235	$ 39,257	$ 9,070
Less homebuilding division profit from intercompany sales	(18,225)	(51,659)	(12,205)
Add reduction to homebuilding division profit for gain previously recognized by investment division	5,640	—	—
Add depreciation on intercompany profit	104	47	47
Homebuilding division contribution to consolidated net income	6,754	(12,355)	(3,088)
Investment division net income	25,781	27,453	4,468
Less investment division gain on intercompany sales	(5,290)	(12,860)	(808)
Add reduction to investment division gain on sale of real estate for profit previously recognized by homebuilding division	1,291	954	—
Add depreciation on intercompany profit	2,658	2,267	657
Investment division contribution to consolidated net income	24,440	17,814	4,317
Consolidated net income	$ 31,194	$ 5,459	$ 1,229

December 31,	2003	2002
Reconciliation of Divisional Total Assets to Consolidated Total Assets:		
Homebuilding division total assets	**$226,765**	$141,079
Investment division total assets	**466,497**	461,690
	693,262	602,769
Less intercompany advances	**(72,136)**	(65,236)
Add goodwill	**2,691**	2,691
Consolidated total assets	**$623,817**	$540,224

NOTE 15. ACQUISITION OF ACCORD PROPERTIES ASSOCIATES, LLC

Pursuant to an Acquisition Agreement dated November 15, 2000, but effective January 1, 2001, Tarragon acquired 100% of the membership interest in Accord Properties Associates, LLC, a Connecticut limited liability company, from Robert Rothenberg, Saul Spitz, and Eileen Swenson. Accord managed the Ansonia portfolio and other properties in Connecticut.

Tarragon acquired the membership interest in Accord for $300,000 in cash, 25,000 shares of Tarragon 10% Cumulative Preferred Stock, and options to acquire 408,375 shares of Tarragon common stock (adjusted to give effect to the April 2002 10% stock dividend, the February 2003 three-for-two stock split, and the January 2004 five-for-four stock split) issued to Messrs. Rothenberg and Spitz and Ms. Swenson under Tarragon's Share Option and Incentive Plan. The options vested over three years, have ten-year terms, and have an exercise price of $4.63. The fair value of the options was estimated using the Black-Scholes pricing model. The total fair value of the purchase consideration was $1.6 million.

Mr. Rothenberg, Ms. Swenson, and Mr. Spitz joined Tarragon as executive officers in September 2000, and Mr. Rothenberg was appointed as a member of Tarragon's Board of Directors on September 25, 2000.

NOTE 16. GOODWILL

Goodwill was recorded in connection with the acquisitions of Tarragon Realty Advisors and Accord Properties Associates and, until December 31, 2001, was amortized on the straight-line method. We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized as expenses of operations but rather carried on the balance sheet as permanent assets. These assets are subject to at least annual assessment for impairment by applying a fair-value-based test. There was no transitional impairment loss at January 1, 2002.

Following is a presentation of income (loss) from continuing operations, net income, earnings per common share, and earnings per common share—assuming dilution for 2001, adjusted to exclude amortization expense related to goodwill.

For the Years Ended December 31,	2003	2002	2001
Income (loss) from continuing operations	**$ 7,977**	$ (580)	$ 903
Add back amortization expense:			
Goodwill	**—**	—	796
Adjusted income (loss) from continuing operations	**$ 7,977**	$ (580)	$1,699
Net income	**$31,194**	$5,459	$1,229
Add back amortization expense:			
Goodwill	**—**	—	796
Adjusted net income	**$31,194**	$5,459	$2,025
Earnings per common share			
Income (loss) from continuing operations allocable to common stockholders	**$ .50**	$ (.08)	$ .02
Amortization of goodwill	**—**	—	.05
Adjusted income (loss) from continuing operations allocable to common stockholders	**$ .50**	$ (.08)	$ .07
Net income allocable to common stockholders	**$ 2.08**	$ .32	$ .04
Amortization of goodwill	**—**	—	.05
Adjusted net income allocable to common stockholders	**$ 2.08**	$ .32	$ .09
Earnings per common share—assuming dilution			
Income (loss) from continuing operations allocable to common stockholders	**$ .43**	$ (.08)	$ .02
Amortization of goodwill	**—**	—	.04
Adjusted income (loss) from continuing operations allocable to common stockholders	**$ .43**	$ (.08)	$ .06
Net income allocable to common stockholders	**$ 1.80**	$ .32	$ .04
Amortization of goodwill	**—**	—	.04
Adjusted net income allocable to common stockholders	**$ 1.80**	$ .32	$ .08

NOTE 17. QUARTERLY RESULTS OF OPERATIONS

The following is a tabulation of the quarterly results of operations for the years ended December 31, 2003 and 2002 (unaudited). The quarterly results of operations have been restated to present the operating results of nine properties sold in 2003 and 2002 in discontinued operations in accordance with SFAS No. 144 and to reflect the adoption of the fair value expense recognition provisions of SFAS No. 123 effective July 1, 2002.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Revenue	$ 24,406	$ 31,579	$ 42,096	$ 43,171
Expenses	(24,639)	(29,533)	(36,519)	(39,677)
Other income and expenses:				
Equity in income (loss) of partnerships and joint ventures	(130)	(763)	7,169	16,200
Minority interests in income of consolidated partnerships and joint ventures	(486)	(632)	(1,166)	(306)
Interest income	129	123	412	941
Interest expense	(8,554)	(5,829)	(5,538)	(5,760)
Gain on sale of real estate	1,223	—	—	—
Insurance and other claims	—	—	—	60
Income (loss) from continuing operations	(8,051)	(5,055)	6,454	14,629
Discontinued operations				
Income (loss) from operations	62	56	10	(29)
Gain on sale of real estate	9,223	—	7,367	6,528
Net income (loss)	1,234	(4,999)	13,831	21,128
Dividends on cumulative preferred stock	(166)	(167)	(226)	(226)
Net income (loss) allocable to common stockholders	$ 1,068	$ (5,166)	$ 13,605	$ 20,902
Earnings per common share				
Income (loss) from continuing operations allocable to common stockholders	$ (.56)	$ (.35)	$ .43	$ 1.00
Discontinued operations	.63	—	.50	.44
Net income (loss) allocable to common stockholders	$ .07	$ (.35)	$ .93	$ 1.44
Weighted average shares of common stock used in computing earnings per common share(1)	14,776,763	14,746,259	14,581,036	14,500,105
Earnings per common share—assuming dilution				
Income (loss) from continuing operations allocable to common stockholders	$ (.56)	$ (.35)	$ .37	$ .86
Discontinued operations	.63	—	.43	.38
Net income (loss) allocable to common stockholders	$ .07	$ (.35)	$ .80	$ 1.24
Weighted average shares of common stock used in computing earnings per common share—assuming dilution(1)	14,776,763	14,746,259	16,958,936	16,904,157

(1) Restated for five-for-four stock split in January 2004.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Revenue	$ 27,843	$ 26,424	$ 26,087	$ 26,767
Expenses	(25,810)	(25,333)	(25,099)	(25,773)
Other income and expenses:				
Equity in income of partnerships and joint ventures	9,633	396	4,821	1,792
Minority interests in income of consolidated partnerships and joint ventures	(149)	(313)	(462)	(361)
Interest income	146	188	106	70
Interest expense	(5,485)	(6,294)	(5,601)	(5,588)
Gain on sale of real estate	—	—	—	1,258
Loss on investments	—	—	(13)	(16)
Insurance and other claims	—	—	84	—
Litigation settlement	—	—	102	—
Income (loss) from continuing operations	6,178	(4,932)	25	(1,851)
Discontinued operations				
Income (loss) from operations	125	(291)	(144)	(191)
Gain on sale of real estate	2,267	—	—	4,273
Net income (loss)	8,570	(5,223)	(119)	2,231
Dividends on cumulative preferred stock	(171)	(171)	(171)	(170)
Net income (loss) allocable to common stockholders	$ 8,399	$ (5,394)	$ (290)	$ 2,061
Earnings per common share				
Income (loss) from continuing operations allocable to common stockholders	$ .39	$ (.34)	$ (.01)	$ (.14)
Discontinued operations	.16	(.02)	(.01)	.28
Net income (loss) allocable to common stockholders	$ .55	$ (.36)	$ (.02)	$ .14
Weighted average shares of common stock used in computing earnings per common share[1]	15,276,971	15,179,755	15,036,435	14,854,265
Earnings per common share—assuming dilution				
Income (loss) from continuing operations allocable to common stockholders	$ .37	$ (.34)	$ (.01)	$ (.14)
Discontinued operations	.14	(.02)	(.01)	.28
Net income (loss) allocable to common stockholders	$ .51	$ (.36)	$ (.02)	$ .14
Weighted average shares of common stock used in computing earnings per common share—assuming dilution[1]	16,454,565	15,179,755	15,036,435	14,854,265

(1) Restated for three-for-two stock split in February 2003 and five-for-four stock split in January 2004.

BOARD OF DIRECTORS

Willie K. Davis
Director (Independent)
Chairman of FMS, Inc., a property management and real estate development firm; Chairman of Mid-South Financial Corporation; Director of SouthTrust Bank of Middle Tennessee.

Richard S. Frary
Founding partner of Tallwood Associates, Inc., a private investment firm; trustee of The Johns Hopkins University.

William S. Friedman*
Director (Affiliated)
President, Chief Executive Officer and Chairman of the Board of Directors of Tarragon Realty Investors, Inc.

Lance Liebman
Director (Independent)
William S. Beinecke Professor of Law at Columbia Law School; Director of the Parker School of Foreign and Comparative Law; Director of the American Law Institute; Director of Greater New York Insurance Co.; Director of Brookfield Financial Properties, Inc.; Director of Brookfield Properties Corp.; and Attorney at Law.

Robert C. Rohdie*
Director (Affiliated)
President and Chief Executive Officer of Tarragon Development Corporation, a wholly owned subsidiary of Tarragon Realty Investors, Inc.

Robert P. Rothenberg*
Director (Affiliated)
Chief Operating Officer of Tarragon Realty Investors, Inc.

Lawrence G. Schafran
Director (Independent)
Managing General Partner of L.G. Schafran & Associates, a real estate investment and development firm; Managing Director of CancerAdvisors, Inc.; Director of PubliCARD Inc.; Director of WorldSpace, Inc.

Raymond V.J. Schrag
Director (Independent)
Attorney at Law.

Carl B. Weisbrod
Director (Independent)
President of Alliance for Downtown New York, Inc.; Trustee of Ford Foundation.

**Also an executive officer*

EXECUTIVE OFFICERS

James M. Cauley, Jr.
President of Tarragon South Development Corporation, a wholly owned subsidiary of Tarragon Realty Investors, Inc.

Chris W. Clinton
Senior Vice President—Commercial Asset Management

Ron Leichtner
Vice President

Kathryn Mansfield
Executive Vice President, Secretary and Corporate Counsel

Todd C. Minor
Executive Vice President and Treasurer

Erin D. Pickens
Executive Vice President and Chief Financial Officer

Charles Rubenstein
Executive Vice President and General Counsel

Todd M. Schefler
Executive Vice President—Development

Saul Spitz
Executive Vice President—Acquisitions

Eileen C. Swenson
President of Tarragon Management, Inc., a wholly owned subsidiary of Tarragon Realty Investors, Inc.

William M. Thompson
Executive Vice President—Operations

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Grant Thornton LLP
Dallas, Texas

LEGAL COUNSEL

Prager, Metzger & Kroemer PLLC
Dallas, Texas

TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(212) 936-5100

FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to stockholders, without exhibits and without charge, upon written request to:

INVESTOR RELATIONS

Allen & Carron
156 Fifth Avenue
Suite 934
New York, NY 10010
(212) 691-8087

STOCK TRADING INFORMATION

The Company's common stock is listed on the Nasdaq National Market® and is traded under the symbol TARR. The CUSIP Number is 876287103.

ADJUSTED QUARTERLY STOCK PRICE INFORMATION

The following table sets forth the adjusted high and low bid quotations of the Company's common stock for the periods indicated, all after giving retroactive effect to a 10% stock dividend paid in April 2002, a three-for-two stock split in February 2003, and a five-for-four stock split in January 2004.

Quarter Ended	High	Low
March 31, 2004	$15.28	$13.00
December 31, 2003	13.27[a]	11.78
September 30, 2003	13.24	11.18
June 30, 2003	13.07	10.47
March 31, 2003	11.79	8.05
December 31, 2002	8.58	7.81
September 30, 2002	8.26	7.65
June 30, 2002	8.29	6.62
March 31, 2002	6.69	6.25

(a) A bid of $21.56 was reported to NASDAQ by another market center during a one-second period on October 23, 2003. The highest trade on October 23, 2003, was $12.12.

As of April 7, 2004, the Company had approximately 4,800 stockholders including beneficial holders, and 14,954,739 shares of common stock outstanding.

Communications concerning lost certificates and changes of address should be directed to the Transfer Agent. For additional information on the Company, its finances and operations, please contact Investor Relations.

Tarragon Realty Investors, Inc.

1775 Broadway, 23rd Floor, New York, New York 10019
212.949.5000

www.tarragonrealty.com